Filed Pursuant to Rule 424(b)(3)
File Nos. 333-210246
and 333-210246-01

PROSPECTUS

ANIXTER INC.

OFFER TO EXCHANGE

$350,000,000 OF 5.50% SENIOR NOTES DUE 2023

FOR

$350,000,000 OF 5.50% SENIOR NOTES DUE 2023

WHICH HAVE BEEN REGISTERED

UNDER THE SECURITIES ACT OF 1933, AS AMENDED

UNCONDITIONALLY GUARANTEED BY

ANIXTER INTERNATIONAL INC.

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., NEW YORK CITY TIME, ON MAY 20, 2016, UNLESS EXTENDED.

Material terms of the exchange offer:

•	The notes being offered hereby (the “Exchange Notes”) are being registered with the Securities and Exchange Commission and are being offered in exchange for all of the outstanding 5.50% Senior Notes due 2023 (the “Original Notes”) of Anixter Inc. (“Anixter”) that were previously issued in an offering exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The terms of the exchange offer are summarized below and are more fully described in this prospectus.

•	The Company will exchange all Original Notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of Original Notes at any time prior to the expiration of the exchange offer.

•	The Company believes that the exchange of Original Notes will not be a taxable event for U.S. federal income tax purposes, but you should see “The Exchange Offer—Tax Consequences of the Exchange Offer” on page of this prospectus for more information.

•	The Company will not receive any proceeds from the exchange offer.

•	The terms of the Exchange Notes are substantially identical to the Original Notes, except that the Exchange Notes are registered under the Securities Act and the transfer restrictions and registration rights applicable to the Original Notes do not apply to the Exchange Notes.

•	The Exchange Notes will be guaranteed on a senior unsecured basis by the Company’s parent, Anixter International Inc.

•	The Company does not intend to list the Exchange Notes on any securities exchange or to have them approved for any automated quotation system.

See the section entitled “Description of the Notes” that begins on page 34 for more information about the Exchange Notes to be issued in this exchange offer.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for outstanding Original Notes where such outstanding Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after consummation of this exchange offer (or such shorter period until the date on which all broker-dealers have disposed of their registrable securities), it will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

This investment involves risks. See the section entitled “Risk Factors” that begins on page 10 for a discussion of the risks that you should consider prior to tendering your Original Notes in the exchange.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 21, 2016.

This prospectus and the letter of transmittal are first being delivered to all holders of the Original Notes on April 21, 2016.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ANIXTER INC. OR ANIXTER INTERNATIONAL INC. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE UNDER ANY CIRCUMSTANCES AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ANIXTER INC. OR ANIXTER INTERNATIONAL INC. SINCE THE DATE HEREOF, THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR AN OFFER TO SELL ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. THE INFORMATION CONTAINED IN THIS PROSPECTUS SPEAKS ONLY AS OF THE DATE OF THIS PROSPECTUS UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

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IMPORTANT TERMS USED IN THIS PROSPECTUS

In this prospectus, unless otherwise indicated or the context indicates otherwise, (1) the term “Anixter” refers to Anixter Inc. and not to its subsidiaries, and (2) the terms “Anixter International,” “we,” “us” and “our” refer to Anixter International Inc. and its subsidiaries including Anixter Inc.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document that Anixter International has filed separately with the SEC that contains that information. The information incorporated by reference is considered to be part of this prospectus. Information that Anixter International files with the SEC after the date of this prospectus will automatically modify and supersede the information included or incorporated by reference in this prospectus to the extent that the subsequently filed information modifies or supersedes the existing information. We incorporate by reference:

•	our Annual Report on Form 10-K for the fiscal year ended January 1, 2016; and

•	any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until we complete the offering of the Exchange Notes.

You may request a copy of any of these filings at no cost by writing to or telephoning us at the following address and telephone number: Anixter International Inc., 2301 Patriot Boulevard, Glenview, Illinois 60026, attention Treasurer, telephone: (224) 521-8000.

To obtain timely delivery you must request this information no later than five (5) business days before the date you must make your investment decision. Such date is May 13, 2016.

WHERE YOU CAN FIND MORE INFORMATION

We have filed and will file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the following SEC public reference room:

Public Reference Room

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for additional information about the public reference room.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, including Anixter International, who file electronically with the SEC. The address of that website is www.sec.gov.

Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, at no cost, by writing or calling us at our principal executive offices at the following address or telephone number:

Anixter International Inc.

2301 Patriot Blvd.

Glenview, Illinois 60026

Attention: Treasurer

Telephone: 224-521-8000

ii

We maintain a website at www.anixter.com which contains information concerning Anixter International. The information contained at our website is not incorporated by reference in this prospectus, and you should not consider it a part of this prospectus.

This prospectus constitutes a part of a registration statement on Form S-4 filed by us with the SEC under the Securities Act of 1933. This prospectus does not contain all the information that is contained in the registration statement. We refer you to the registration statement and to the exhibits filed with the registration statement for further information. Statements contained in this prospectus concerning the provisions of documents are summaries of the material provisions of those documents, and each of those statements is qualified in its entirety by reference to the copy of the applicable document filed with the SEC. Because this prospectus may not contain all of the information that you may find important, you should review the full text of these documents.

FORWARD-LOOKING STATEMENTS

This prospectus may contain various “forward-looking statements”, which can be identified by the use of forward-looking terminology such as “believes,” “expects,” “intends,” “anticipates,” “contemplates,” “estimates,” “plans,” “projects,” “should,” “may” or similar expressions, including the negative thereof, or other variations thereon or comparable terminology indicating our expectations or beliefs concerning future events. Such statements are subject to a number of factors that could cause our actual results to differ materially from what is indicated in this prospectus. These factors include general economic conditions; changes in supplier relationships; risks associated with the sale of nonconforming products and services; political, economic and currency risks of non-U.S. operations; inventory and accounts receivable risk; copper price fluctuations; risks associated with the integration of acquired companies, including, but not limited to, the risk that the acquisition of the HD Power Supply business may not provide us with the synergies and other benefits that were anticipated; risks associated with substantial debt and restrictions contained in financial and operating covenants in our debt agreements; capital project volumes; information security risks and other factors identified herein under the heading “Risk Factors”, and in our reports filed with the SEC under the Exchange Act, including under Item 1A, “Risk Factors” in our Annual Report on Form 10-K for the year ended January 1, 2016.

We undertake no obligation to update these forward-looking statements as a result of any events or circumstances after the date made or to reflect the occurrence of unanticipated events.

iii

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this document. This summary is not complete and does not contain all of the information that you should consider before participating in the Exchange Offer. You should carefully read the “Risk Factors” section beginning on page 10 of this prospectus. Unless otherwise indicated or the context requires otherwise, references to “Anixter” are to Anixter Inc. and not to its subsidiaries, and references to “Anixter International,” “we,” “us” or “our” refer collectively to Anixter International and its subsidiaries including Anixter Inc.

Anixter International Inc.

Overview. We are a leading distributor of network and security solutions, electrical and electronic solutions, and utility power solutions.

Through our global presence, technical expertise and supply chain solutions, we help our customers reduce the risk, cost and complexity of their supply chains. We add value to the distribution process by providing over 125,000 customers access to innovative inventory management programs, over 450,000 products and over $1.1 billion in inventory, 319 warehouses/branch locations with approximately 9 million square feet of space, and locations in over 300 cities across 50 countries. We are a leader in the provision of advanced inventory management services including procurement, just-in-time delivery, quality assurance testing, advisory engineering services, component kit production, small component assembly and e-commerce and electronic data interchange to a broad spectrum of customers. Our differentiated operating model is premised on our belief that our customers and suppliers value a partner with consistent global product offerings, technical expertise (including product and application knowledge and support) and customized supply chain solutions, all supported by a common operating system and business practices that ensure the same “look, touch and feel” worldwide.

Customers. Our customers are international, national, regional and local companies, covering a broad and diverse set of industry groups including manufacturing, resource extraction, telecommunications, internet service providers, finance, education, healthcare, retail, transportation, utilities (both public power and investor owned), aerospace and defense and government; and include contractors, installers, system integrators, value-added resellers, architects, engineers and wholesale distributors. Our customer base is well-diversified with no single customer accounting for more than 2% of sales.

Business Segments and Products. Our business segments consist of Network & Security Solutions (“NSS”), Electrical & Electronic Solutions (“EES”) and Utility Power Solutions (“UPS”). The NSS segment, with operations in over 50 countries, supplies products and customized Supply Chain Solutions to customers in a diverse range of industries including finance, transportation, education, government, healthcare and retail. The EES segment, with operations in over 30 countries, supplies a broad range of wire and cable products and customized supply chain solutions to the Industrial and Original Equipment Manufacturer (“OEM”) markets. The UPS segment, with primary operations in the United States and Canada, supplies electrical transmission and distribution products, power plant maintenance, repair and operations supplies and smart-grid products, and arranges materials management and procurement outsourcing for the power generation and distribution industries. The segment serves the utilities (both public power and investor owned) and electrical markets.

Suppliers. We source products from thousands of suppliers, with approximately one-third of our annual dollar volume purchases sourced from our five largest suppliers. An important element of our overall business strategy is to develop and maintain close relationships with our key suppliers, which include the world’s leading manufacturers of communication cabling, connectivity, support and supply products, electrical wire and cable, and utility products. Such relationships emphasize joint product planning, inventory management, technical support, advertising and marketing. In support of this strategy, we generally do not compete with our suppliers in product design or manufacturing activities. We do sell a small amount of private label products that carry a brand name exclusive to us.

Our typical distribution agreement generally includes the following significant terms:

•	a non-exclusive right to resell products to any customer in a geographical area (typically defined as a country, with the exception of our UPS business which is typically defined as a county);

•	cancelable upon 60 to 90 days notice by either party for any reason;

•	no minimum purchase requirements, although pricing may change with volume on a prospective basis; and

•	the right to pass through the manufacturer’s warranty to our customers.

Distribution and Service Platform

We cost-effectively serve our customers’ needs through our proprietary computer systems, which connect nearly all of our warehouses and sales offices throughout the world. The systems are designed for sales support, order entry, inventory status, order tracking, credit review and material management. Customers may also conduct business through our e-commerce platform, which we believe is one of the most comprehensive and user-friendly websites in the industry.

We operate a series of large, modern, regional distribution centers in key geographic locations in North America, Europe and Emerging Markets that provide for cost-effective, reliable storage and delivery of products to our customers. We have designated 16 warehouses as regional distribution centers. Collectively, these facilities store approximately 30% of our inventory. In certain cities, some smaller warehouses are also maintained to maximize transportation efficiency and to provide for the local needs of customers. Our network of regional distribution centers, local distribution centers, service centers, branch locations and sales offices consists of 264 locations in the United States, 32 in Canada, 25 in the United Kingdom, 26 in Continental Europe and the Middle East, 36 in Latin America, 13 in Asia and 6 in Australia/New Zealand.

We have developed close relationships with certain freight, package delivery and courier services to minimize transit times between our facilities and customer locations, as well as a dedicated delivery fleet of over 500 vehicles with the Power Solutions acquisition. The combination of our information systems, distribution network and delivery partnerships allows us to provide a high level of customer service while maintaining a reasonable level of investment in inventory and facilities.

Employees

At January 1, 2016, we employed over 8,700 people. Approximately 50% of the employees are engaged in sales or sales-related activities, 30% are engaged in warehousing and distribution operations and 20% are engaged in support activities, including inventory management, information services, finance, human resources and general management. We do not have any significant concentrations of employees subject to collective bargaining agreements within any of our segments.

Competition

Given our role as an aggregator of many different types of products from many different sources and because these products are sold to many different industry groups, there is no well-defined industry group against which we compete. We view the competitive environment as highly fragmented with hundreds of distributors and manufacturers that sell products directly or through multiple distribution channels to end users or other resellers. There is significant competition within each end market and geography served that creates pricing pressure and the need for constant attention to improve services. Competition is based primarily on breadth of products, quality, services, relationships, price and geographic proximity. We believe that we have a significant competitive advantage due to our comprehensive product and service offerings, global distribution network, technically-trained sales team and customized supply chain solutions. We believe our global distribution platform provides a competitive advantage to serving multinational customers’ needs. Our operations and logistics platform gives us the ability to ship orders from inventory for delivery within 24 to 48 hours to all major global markets. In addition, we have common systems and processes throughout the majority of our operations in more than 50 countries that provide our customers and suppliers with global consistency.

We enhance our value proposition to both key suppliers and customers through our technical expertise, global standards participation testing and demonstration facilities and numerous quality assurance certification programs such as ISO 9001:2008 and ISO/TS 16949:2009. Our NSS and EES segments leverage our certified Infrastructure Solutions Lab located at our suburban Chicago headquarters to support customers with technology needs related to enterprise networks, data centers, physical security, building technologies and industrial communications and control. At this lab, we evaluate performance and interoperability to help customers reduce risk through informed purchasing decisions. Our Solutions Briefing Centers, premier technology education and demonstration facilities located in various regions around the globe, focus on enabling our customers with the necessary information to make informed decisions around complex, end-to-end technology solutions.

Because privately held companies account for a significant share of our markets, reliable competitive information is not available.

Contract Sales and Backlog

We have a number of customers who purchase products under long-term contractual arrangements. In such circumstances, the relationship with the customer typically involves a high degree of material requirements planning and information systems interfaces and, in some cases, may require the maintenance of a dedicated distribution facility or dedicated personnel and inventory at, or in close proximity to, the customer site to meet the needs of the customer. Such contracts do not generally require the customer to purchase any minimum amount of goods from us, but would require that materials acquired by us, as a result of joint material requirements planning between us and the customer, be purchased by the customer. Backlog orders, excluding large contractual orders, represent approximately four weeks of sales and ship to customers within 30 to 60 days from order date.

Seasonality

The operating results are not significantly affected by seasonal fluctuations except for the impact resulting from variations in the number of billing days from quarter to quarter. Consecutive quarter sales from the third to fourth quarters are generally lower due to the holidays and lower number of billing days as compared to other consecutive quarter comparisons. There were 253 billing days in both 2015 and 2014.

Anixter Inc.

All of the operating activities of Anixter International are conducted through its wholly-owned subsidiary Anixter Inc.

The Exchange Offer

On August 18, 2015, Anixter Inc. completed the offering (the “Offering”) of $350.0 million aggregate principal amount of the Original Notes. All of the Original Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act and outside the United States only to non-U.S. persons in accordance with Regulation S under the Securities Act. As part of the Offering, we entered into a registration rights agreement with the initial purchasers of the Original Notes in which we agreed, among other things, to deliver this prospectus and to complete an exchange offer for the Original Notes. The summary below describes the principal terms of the exchange offer. The section of this prospectus entitled “The Exchange Offer” contains a more detailed description of the terms and conditions of the exchange offer.

Securities Offered	Up to $350.0 million aggregate principal amount of 5.50% Senior Notes due 2023 which have been registered under the Securities Act, which we refer to as the “Exchange Notes.” The form and terms of the Exchange Notes are identical in all material respects to those of the Original Notes. The Exchange Notes, however, will not contain transfer restrictions and registration rights applicable to the Original Notes.

The Exchange Offer	The Company is offering to exchange $1,000 principal amount of the Exchange Notes for each $1,000 principal amount of outstanding Original Notes.

In order to be exchanged, an Original Note must be properly tendered and accepted. All Original Notes that are validly tendered and not validly withdrawn will be exchanged. As of the date of this prospectus, there are $350.0 million in aggregate principal amount of the Original Notes outstanding. The Company will issue Exchange Notes promptly after the expiration of the exchange offer.

Resales	We are registering the exchange offer in reliance on the position enunciated by the staff of the SEC in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Based on interpretations by the staff of the SEC, as set forth in these no-action letters issued to third parties not related to us, we believe that the Exchange Notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:

•	you are acquiring the Exchange Notes in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, and have no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes; and

•	you are not our affiliate.

Rule 405 under the Securities Act defines “affiliate” as a person that, directly or indirectly, controls or is controlled by, or is under common control with, a specified person. In the absence of an exemption, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Exchange Notes. If you fail to comply with these requirements, you may incur liabilities under the Securities Act, and we will not indemnify you for such liabilities.

Each broker or dealer that receives Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making or other trading activities is deemed to acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any offer to resell, resale, or other transfer of the Exchange Notes issued in the exchange offer.

Commencement Date	We are delivering this prospectus and the related offer documents to the registered holders of the Original Notes on April 21, 2016.

Expiration Date	5:00 p.m., New York City time, on May 20, 2016, unless we extend the expiration date.

Withdrawal Rights	You may withdraw tenders of the Original Notes at any time prior to 5:00 p.m., New York City time, on the expiration date. For more information, see the section entitled “The Exchange Offer—Withdrawal of Tenders.”

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, which we may waive in our sole discretion. For more information, see the section entitled “The Exchange Offer—Conditions to the Exchange Offer.” The exchange offer is not conditioned upon the exchange of any minimum principal amount of Original Notes.

Procedures for Tendering Original Notes	A tendering holder must, at or prior to 5:00 p.m., New York City time, on the expiration date:

•	Transmit a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address listed in this prospectus; or

•	If Original Notes are tendered in accordance with the book-entry procedures described in this prospectus, the tendering holder must transmit an agent’s message to the exchange agent at the address listed in this prospectus.

All of the Original Notes are held in book-entry form through The Depository Trust Company (“DTC”). If you are a broker, dealer, commercial bank, trust company or other owner that holds Original Notes in book-entry form through DTC for your own account and you wish to accept the exchange offer, you must tender such Original Notes through DTC’s automated tender offer program. If you are an owner of Original Notes that are held in book-entry form by a broker, dealer, commercial bank, trust company or other nominee on your behalf and you wish to accept the exchange offer, you must contact the broker, dealer, commercial bank, trust company or other nominee through which you own your Original Notes and instruct such nominee to tender on your behalf through DTC’s automated tender offer program.

See “The Exchange Offer—Procedures for Tendering”.

By tendering your Original Notes, you will be deemed to represent to us, among other things, (1) that you are, or the person or entity receiving the Exchange Notes is, acquiring the Exchange Notes in the ordinary course of business, (2) that neither you nor any such other person or entity are engaged in, or intend to engage in, or has any arrangement or understanding with any person to participate in, the distribution of the Exchange Notes within the meaning of the Securities Act and (3) that neither you nor any such other person or entity is our affiliate within the meaning of Rule 405 under the Securities Act

No Guaranteed Delivery Procedures	Because all of the Original Notes are held in book-entry form, we have not provided guaranteed delivery procedures.

Registration Rights Agreement	Contemporaneously with the Offering of the Original Notes, we entered into a registration rights agreement with the initial purchasers, which granted the holders of the Original Notes certain exchange and registration rights with respect to the Notes. Anixter International and Anixter agreed to: (i) file a registration statement enabling holders to exchange their unregistered Original Notes for publicly registered Exchange Notes with substantially identical terms; (ii) use commercially reasonable efforts to cause the registration statement to become effective; (iii) use commercially reasonable efforts to effect an exchange offer of the Original Notes for registered Exchange Notes within 365 days after the issue date of the Notes; and (iv) file a shelf registration statement for the resale of the Original Notes if an exchange offer cannot be effected within the time period listed above and in certain other circumstances. This exchange offer is intended to satisfy our obligations set forth in the registration rights agreements. After the exchange offer is complete, except in limited circumstances with respect to specific types of holders of Original Notes, we will have no further obligation to provide for the registration under the Securities Act of such Original Notes. See the section entitled “The Exchange Offer.”

Federal Income Tax Consideration	The exchange pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. For more details, see the section entitled “The Exchange Offer—Tax Consequences of the Exchange Offer.”

Consequences of Failure to Exchange	If you do not exchange the Original Notes, they will remain entitled to all the rights and preferences and will continue to be subject to the limitations contained in the indenture governing the Original Notes. However, following the exchange offer, except in limited circumstances with respect to specific types of holders of Original Notes, we will have no further obligation to provide for the registration under the Securities Act of such Original Notes.

Absence of an Established Market for the Notes	The Exchange Notes will be a new class of securities for which there is currently no market. We do not intend to apply for listing of the Exchange Notes on any securities exchange or for quotation of such notes. Accordingly, we cannot assure you that a liquid market for the Exchange Notes will develop or be maintained.

Use of Proceeds	We will not receive any proceeds from the exchange offer. For more details, see the “Use of Proceeds” section.

Exchange Agent	Wells Fargo Bank, National Association is serving as the exchange agent in connection with the exchange offer. The address, telephone number and facsimile number of the exchange agent are listed under the heading “The Exchange Offer—Exchange Agent.”

The Exchange Notes

The form and terms of the Exchange Notes are the same as the form and terms of the Original Notes for which they are being exchanged, except that the Exchange Notes will be registered under the Securities Act. As a result, the Exchange Notes will not bear legends restricting their transfer and will not have provisions providing for the benefit of the registration rights or the obligation to pay additional interest because of our failure to register the Exchange Notes and complete this exchange offer as required. The Exchange Notes represent the same debt as the Original Notes for which they are being exchanged. Both the Original Notes and the Exchange Notes are governed by the same indenture. The summary below describes the principal terms of the Exchange Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the Exchange Notes. We use the term “Notes” in this prospectus to collectively refer to the Original Notes and the Exchange Notes.

Issuer	Anixter Inc. (“Anixter”)

Securities Offered	$350,000,000 aggregate principal amount of 5.50% Senior Notes due 2023

Guarantee	Anixter International Inc. will fully and unconditionally guarantee all the obligations of Anixter under the Exchange Notes. The Exchange Notes will not be guaranteed by any of our subsidiaries.

Interest	5.50% per year. Interest on the Notes is payable semi-annually on March 1 and September 1 of each year.

Optional Redemption	We may at any time redeem some or all of the Exchange Notes at a redemption price equal to 100% of their principal amount plus a

“make-whole” premium, together with accrued and unpaid interest, if any, to the redemption date. See “Description of the Notes—Optional Redemption.”

Change of Control	Upon the occurrence of a change of control (as defined under “Description of the Notes—Repurchase of Notes upon a Change of Control” in this prospectus), Anixter will be required to make an offer to purchase the Exchange Notes. The purchase price will equal 101% of the principal amount of the Exchange Notes on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase. Anixter may not have enough funds available at the time of a change of control to make any required debt payment (including repurchases of the Exchange Notes).

Ranking	The Exchange Notes will be senior unsecured obligations of Anixter, ranking equally in right of payment with other senior unsecured indebtedness of Anixter from time to time outstanding.

The guarantee of Anixter International will be a senior unsecured obligation of Anixter International, ranking equally in right of payment with other senior unsecured indebtedness of Anixter International from time to time outstanding.

The Exchange Notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing such indebtedness. As of January 1, 2016, we had $563.0 million of outstanding secured indebtedness and estimated undrawn but available secured commitments of approximately $305.0 million. The Exchange Notes will be structurally subordinated to all indebtedness and other obligations of the subsidiaries of Anixter. As of January 1, 2016, our outstanding subsidiary debt of $565.6 million consisted of borrowings under our Receivables Facility, borrowings under and guarantees of our Inventory Facility by our material domestic subsidiaries, borrowings under and guarantees of our Canadian Term Loan and $2.6 million of other debt. Our estimated undrawn but available commitments were $346.2 million.

The Indenture pursuant to which the Exchange Notes are issued does not limit the amount of debt that Anixter, Anixter International or any of our subsidiaries may incur.

Certain Covenants	The Indenture limits our ability to:

•	merge or consolidate with or into other companies or sell all or substantially all of our assets;

•	incur liens; and

•	engage in sale and leaseback transactions.

For additional information, see “Description of the Notes—Consolidation, Merger, Conveyance, Transfer or Lease” and “Description of the Notes—Certain Covenants of Anixter and Anixter International.”

Use of Proceeds	The exchange offer satisfies an obligation under the registration rights agreement. We will not receive any proceeds for the issuance of the Exchange Notes.

No Prior Market	The Exchange Notes will be new securities for which there is no market. Accordingly, we cannot assure you of a liquid market for the Exchange Notes.

Governing Law	The Exchange Notes offered hereby and the indenture relating to the Notes are governed by New York law.

Risk Factors	Holding the Exchange Notes involves risks. Please see “Risk Factors” beginning on page 10 of this prospectus, as well as the other cautionary statements throughout this prospectus, for a discussion of factors you should carefully consider before deciding to participate in this exchange offer.

RISK FACTORS

Investing in the Exchange Notes involves risk. Please see the “Risk Factors” section in our 2015 Annual Report on Form 10-K, which is incorporated by reference in this prospectus. Prospective participants in the exchange offer should carefully consider all of the information contained or incorporated by reference in this prospectus, including the risks and uncertainties described below, in evaluating your participation in the exchange offer. The risks set forth below (with the exception of the “Risk Factors Associated with the Exchange Offer”) are generally applicable to the Original Notes as well as the Exchange Notes.

Risk Factors Associated with the Exchange Offer

If you fail to follow the exchange offer procedures, your Original Notes will not be accepted for exchange.

We will not accept your Original Notes for exchange if you do not follow the exchange offer procedures as set forth in the letter of transmittal. We will issue Exchange Notes as part of this exchange offer only after timely receipt of your properly executed letter of transmittal and Original Notes or a proper “Agent’s Message” and all other required documents. Therefore, if you want to tender your Original Notes, please allow sufficient time to allow for completion of the delivery procedures. If we do not receive your properly executed letter of transmittal and Original Notes or an Agent’s Message and all other required documents by the expiration date of the exchange offer, we will not accept your Original Notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of Original Notes for exchange. If there are defects or irregularities with respect to your tender of Original Notes, we will not accept your Original Notes for exchange unless we decide in our sole discretion to waive such defects or irregularities.

If you fail to exchange your Original Notes for Exchange Notes, they will continue to be subject to the existing transfer restrictions and you may not be able to sell them.

We did not register the Original Notes under the Securities Act or any applicable state or foreign securities laws, nor do we intend to do so following the exchange offer. Original Notes that are not tendered in the exchange offer will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under applicable securities laws. As a result, if you hold Original Notes after the exchange offer, you may not be able to sell them. To the extent any Original Notes are tendered and accepted in the exchange offer, the trading market, if any, for the Original Notes that remain outstanding after the exchange offer may be adversely affected due to a reduction in market liquidity.

Because there is no public market for the Exchange Notes, you may not be able to resell them.

The Exchange Notes will be registered under the Securities Act but will constitute a new issue of securities with no established trading market, and there can be no assurance as to the liquidity of any trading market that may develop, the ability of holders to sell their Exchange Notes or the price at which the holders will be able to sell their Exchange Notes.

If you are a broker-dealer, your ability to transfer the Exchange Notes may be restricted.

A broker-dealer that purchased the Original Notes for its own account as part of market-making or trading activities must comply with the prospectus delivery requirements of the Securities Act when it sells the Exchange Notes. Our obligation to make this prospectus available to broker-dealers is limited. Consequently, we cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their Exchange Notes.

Risk Factors Related to the Notes

Our level of indebtedness and our ability to incur additional debt may restrict our future operations and impair our ability to meet our obligations under the Notes.

As of January 1, 2016, we had approximately $1.7 billion of outstanding indebtedness.

The indenture governing the Notes permits us to incur additional indebtedness. In addition, in certain circumstances, we may incur secured indebtedness. We therefore may incur additional debt, including secured indebtedness that would be effectively senior to the Notes to the extent of the value of the assets securing such debt, or indebtedness at the subsidiary level to which the Notes would be structurally subordinated.

The amount of our debt may have important consequences to you. For instance, it could:

•	make it more difficult for us to satisfy our financial obligations, including those relating to the Notes;

•	require us to dedicate a substantial portion of our cash flow from operations to the payment of interest and principal due under our debt, including the Notes, which will reduce funds available for other business purposes;

•	increase the risk of a ratings downgrade, increasing our cost of financing and limiting our access to capital markets;

•	increase the risk of a default of certain loan covenants, restricting our use of cash and financing alternatives;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

•	place us at a competitive disadvantage compared with some of our competitors that have less debt; and

•	limit our ability to obtain additional financing required to fund working capital, capital expenditures and mergers and acquisitions and required for other general corporate purposes.

From time to time we have paid special dividends and repurchased shares of our common stock. To the extent we use cash to pay dividends or acquire shares of common stock, we will have less cash to satisfy our obligation under the Notes.

Our ability to satisfy our obligations depends on our future operating performance and on economic, financial, competitive and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow, and future financings may not be available to provide sufficient net proceeds, to meet these obligations or to successfully execute our business strategy.

The Notes are structurally subordinated to the debt and liabilities of our subsidiaries.

The Notes are not guaranteed by our subsidiaries. Payments on the Notes are required to be made only by Anixter and Anixter International. We will not have direct access to the assets of our subsidiaries unless those assets are transferred by dividend, or otherwise, to us. The ability of our subsidiaries to pay dividends or otherwise transfer assets to us is subject to various restrictions, including restrictions under other agreements and under applicable law. Certain of our material domestic subsidiaries are borrowers under the Inventory Facility and the remaining material domestic subsidiaries provide guarantees of our Inventory Facility. Claims of creditors of our subsidiaries, including trade creditors and lenders under our Inventory Facility in the case of subsidiaries that are borrowers under or that guarantee our Inventory Facility, generally will have priority with respect to the assets and earnings of our subsidiaries over our claims or those of our creditors, including holders of the Notes. As a result, the Notes will be structurally subordinated to all existing and future debt and liabilities, including trade payables, of our subsidiaries. Our outstanding subsidiary debt of $565.6 million consisted of borrowings under our Receivables Facility, borrowings under and guarantees of our Inventory Facility by our material domestic subsidiaries, borrowings under and guarantees of our Canadian Term Loan and $2.6 million of other debt (as of January 1, 2016). Our estimated undrawn but available commitments were $346.2 million as of January 1, 2016.

We sell, on an ongoing basis without recourse, substantially all of our accounts receivable originating in the United States to a wholly-owned bankruptcy remote subsidiary of ours. The accounts receivable are not our assets or assets of our subsidiaries and are not available to us or our subsidiaries to repay debt.

The Notes are effectively subordinated to all of our existing and future secured indebtedness.

The Notes are not secured by any of our assets. As a result, the indebtedness represented by the Notes will be effectively subordinated to any existing and future secured indebtedness we may incur to the extent of the value of the assets securing such indebtedness. The terms of the indenture will permit us to incur secured debt subject to some limitations. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding up, liquidation or reorganization, or other bankruptcy proceeding, any secured creditors would have a claim to their collateral superior to that of the Notes. As of January 1, 2016, we had $563.0 million of outstanding secured indebtedness and estimated undrawn but available secured commitments of approximately $305.0 million.

The indenture governing the Notes does not limit our ability to incur future indebtedness, pay dividends, repurchase securities, engage in transactions with affiliates or engage in other activities, which could adversely affect our ability to pay our obligations under the Notes.

The indenture governing the Notes does not contain any financial maintenance covenants and contains only limited restrictive covenants. The indenture does not limit our or our subsidiaries’ ability to incur additional indebtedness, issue or repurchase securities, pay dividends or engage in transactions with affiliates. We, therefore, may pay dividends and incur additional debt, including secured indebtedness in certain circumstances or indebtedness by, or other obligations of, our subsidiaries to which the Notes would be structurally subordinated. Our ability to incur additional indebtedness and use our funds for numerous purposes may limit the funds available to pay our obligations under the Notes.

We may be prohibited from repurchasing, and may be unable to repurchase, the Notes upon a change of control, which would cause defaults under the indenture for the Notes and possibly our other debt or financing agreements that may be in effect at the time of a change of control.

If we experience a change of control, as defined under “Description of the Notes—Repurchase of Notes upon a Change of Control” in this prospectus, we will be required to make an offer to repurchase all of the Notes at 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase. We cannot assure you that we will have sufficient funds or be able to arrange for additional financing to repurchase the Notes following such a change of control. In addition, we cannot assure you that a repurchase of the Notes following such a change in control would be permitted pursuant to our other debt or financing agreements that may be in effect at the time of such change in control, which could cause our other indebtedness to be accelerated. If such indebtedness were to be accelerated, we may not have sufficient funds to repurchase the Notes and repay such indebtedness.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into with the initial purchasers in connection with the private offering of the Original Notes. We will not receive any cash proceeds from the issuance of the Exchange Notes. The Original Notes that are surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the Exchange Notes will not result in any increase or decrease in our indebtedness.

The net cash proceeds from the private offering of the Original Notes after deducting initial purchase discounts were approximately $345.6 million, before fees and expenses. We used the net proceeds from the private offering of the Original Notes to partially finance the acquisition of the HD Supply Power Solutions Business (“Power Solutions”).

RATIOS OF EARNINGS TO FIXED CHARGES

The following are ratios of earnings to fixed charges for each of the periods indicated:

	Fiscal Years Ended
	January 1, 2016	January 2, 2015	January 3, 2014	December 28, 2012	December 30, 2011
Ratio of earnings to fixed charges	3.19	5.03	5.18	4.08	5.63

Earnings represents income from continuing operations before taxes plus fixed charges. Fixed charges consist of (i) interest on all indebtedness (including capital leases) and amortization of debt discount and deferred financing fees, (ii) interest attributable to rentals and (iii) interest on liabilities associated with uncertain tax positions. The ratio of earnings to fixed charges for the fiscal year ended December 28, 2012 was impacted by goodwill and long-lived asset impairment charges of $11.2 million.

SELECTED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with Part II, Item 7—“Management’s Discussion and Analysis of Financial Condition and Results of Operations”, our consolidated financial statements and the related notes, and other financial data included elsewhere in our 2015 Annual Report on Form 10-K, incorporated herein by reference. Historical results are not necessarily indicative of the results to be expected in future periods.

(In millions, except per share amounts)	Fiscal Years Ended
	January 1, 2016	January 2, 2015	January 3, 2014	December 28, 2012	December 30, 2011
Selected Income Statement Data:
Net sales	$6,190.5	$5,507.0	$5,291.1	$5,347.6	$5,195.2
Operating income	267.8	310.1	310.9	301.3	335.3
Interest expense and other, net (a)	(84.9)	(60.5)	(52.8)	(68.2)	(53.1)
Net income from continuing operations	96.9	163.4	175.0	154.7	186.2
Net income (loss) from discontinued operations	30.7	31.4	25.5	(29.9)	2.0
Net income	$127.6	$194.8	$200.5	$124.8	$188.2
Diluted Income (Loss) Per Share:
Continuing operations	$2.90	$4.90	$5.27	$4.58	$5.30
Discontinued operations	$0.91	$0.94	$0.77	$(0.89)	$0.06

Net income	$3.81	$5.84	$6.04	$3.69	$5.36

Dividend declared per common share	$—	$—	$5.00	$4.50	$—
Selected Balance Sheet Data:
Total assets (a)	$4,142.0	$3,580.8	$2,851.3	$3,078.7	$3,027.7
Total short-term debt	$—	$—	$—	$0.9	$3.0
Total long-term debt (a)	$1,642.9	$1,202.0	$826.5	$971.3	$800.5
Stockholders’ equity	$1,179.4	$1,133.0	$1,027.4	$969.9	$1,001.2
Book value per diluted share	$35.26	$33.99	$30.95	$28.70	$28.50
Weighted-average diluted shares	33.4	33.3	33.2	33.8	35.1
Year-end outstanding shares	33.3	33.1	32.9	32.5	33.2
Other Financial Data:
Working capital (a)	$1,571.6	$1,559.3	$1,373.3	$1,482.8	$1,376.0
Capital expenditures	$26.7	$34.2	$27.3	$28.9	$21.6
Depreciation	$22.2	$20.0	$18.6	$17.3	$15.4
Amortization of intangibles (a)	$24.9	$10.6	$6.7	$4.8	$3.2

(a)	Year-over-year changes from fiscal 2013 to fiscal 2014 and fiscal 2014 to fiscal 2015 are primarily due to the acquisitions of Tri-Ed and Power Solutions, respectively, and related financing costs such as interest on borrowings.

Items Impacting Comparability of Results

Over the last six years, we have completed four acquisitions and the respective sales and operating income have impacted the comparability of the results as reflected below. The acquisitions were accounted for as purchases and the results of operations of the acquired businesses are included in the Consolidated Financial Statements from the dates of acquisition. The following represents the incremental impact of the results for the one year period following the acquisitions:

(In millions)	Fiscal Years Ended
	January 1, 2016	January 2, 2015	January 3, 2014	December 28, 2012	December 30, 2011
	(a)(b)	(b)	(c)	(c)	(d)
Net sales	$921.2	$176.0	$60.7	$62.8	$120.1
Operating income	29.3	6.4	1.9	5.2	2.6

(a)	October 2015 acquisition of Power Solutions for $824.7 million.
(b)	September 2014 acquisition of Tri-Ed for $418.4 million.
(c)	June 2012 acquisition of Jorvex, S.A. (“Jorvex”) for $55.3 million.
(d)	December 2010 acquisition of Clark Security Products, Inc and General Lock, LLC (collectively “Clark”) for $36.4 million.

In 2015, we sold our Fasteners business for $371.8 million in cash, resulting in a pre-tax gain of $41.0 million ($23.7 million, net of tax). In August 2011, we sold our Aerospace Hardware business for $155.0 million. As a result of these divestitures, results of these businesses are reflected as “discontinued operations” and all prior periods have been revised to reflect this classification.

The following reflects various items that impact the comparability of the results for the last five fiscal years:

Items Impacting Comparability of Results from Continuing Operations:

(In millions, except per share amounts)	Fiscal Years Ended
	January 1, 2016	January 2, 2015	January 3, 2014	December 28, 2012	December 30, 2011
	Favorable / (Unfavorable)
Items impacting operating income:
Acquisition and integration costs	$(13.2)	$(7.2)	$—	$—	$—
Latin America assets write-off	(11.7)	—	—	—	—
Restructuring charge	(8.2)	—	—	(6.9)	(3.1)
Write-off of capitalized software	(3.1)	—	—	—	—
Dilapidation provision	(1.7)	—	—	—	—
Pension-related charge	(0.4)	—	—	(13.9)	—
Impairment of goodwill and long-lived assets	—	—	—	(11.2)	—

Total of items impacting operating income	$(38.3)	$(7.2)	$—	$(32.0)	$(3.1)
Items impacting interest expense:
Write-off of debt issuance costs	(0.3)	—	—	—	—

Total of items impacting interest expense	$(0.3)	$—	$—	$—	$—
Items impacting other expenses:
Foreign exchange loss	(3.6)	(8.0)	—	—	—
Extinguishment of debt	(0.9)	—	—	—	—
Acquisition financing costs	—	(0.3)	—	—	—
Penalty and interest from prior year tax liabilities	—	—	0.7	(1.7)	—

Total of items impacting other expenses	$(4.5)	$(8.3)	$0.7	$(1.7)	$—

Total of items impacting pre-tax income	$(43.1)	$(15.5)	$0.7	$(33.7)	$(3.1)
Items impacting income taxes:
Tax impact of items above impacting pre-tax income	17.4	4.3	(0.2)	7.8	1.2
Establishment/reversal of deferred income tax valuation allowances	(11.3)	6.9	—	9.8	10.8
Other tax items	(0.5)	1.9	4.2	—	—

Total of items impacting income taxes	$5.6	$13.1	$4.0	$17.6	$12.0

Net income impact of these items	$(37.5)	$(2.4)	$4.7	$(16.1)	$8.9

Diluted EPS impact of these items	$(1.12)	$(0.07)	$0.14	$(0.50)	$0.26

The following table presents a reconciliation from net income from continuing operations to EBITDA and Adjusted EBITDA:

	Fiscal Years Ended
(In millions)	January 1, 2016	January 2, 2015	January 3, 2014	December 28, 2012	December 30, 2011
Net income from continuing operations	$96.9	$163.4	$175.0	$154.7	$186.2
Interest expense	63.8	44.5	43.9	56.4	44.4
Income taxes	86.0	86.2	83.1	78.5	95.9
Depreciation	22.2	20.0	18.6	17.3	15.4
Amortization of intangible assets	24.9	10.6	6.7	4.7	3.2

EBITDA	$293.8	$324.7	$327.3	$311.6	$345.1

Total of items impacting operating income	38.3	7.2	—	32.0	3.1
Foreign exchange and other non-operating expense	21.1	16.0	8.9	11.8	8.8
Stock-based compensation	13.9	12.6	12.3	12.6	8.9

Adjusted EBITDA	$367.1	$360.5	$348.5	$368.0	$365.9

EBITDA is defined as net income from continuing operations before interest, income taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before items impacting operating income, foreign exchange and other non-operating expense and non-cash stock-based compensation. The components of the items impacting operating income can be found in the table on the previous page. EBITDA and Adjusted EBITDA are presented because we believe they are useful indicators of our performance and our ability to meet debt service requirements. They are not, however, intended as an alternative measure of operating results or cash flow from operations as determined in accordance with generally accepted accounting principles. EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures used by other companies.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On October 5, 2015, Anixter International, Inc. through its wholly-owned subsidiaries, Anixter Inc. and Anixter Canada Inc., completed the acquisition of the HD Supply Power Solutions Business from HD Supply, Inc. and certain subsidiaries of HD Supply, Inc. pursuant to the terms and conditions set forth in the Purchase Agreement dated July 15, 2015, in which Anixter Inc. agreed to acquire the equity interests of certain subsidiaries of HD Supply, Inc. and certain assets that comprise the HD Supply Power Solutions Business (“Power Solutions”) on a cash-free, debt-free basis, in exchange for $824.7 million, net of cash and outstanding checks of $11.7 million and an unfavorable net working capital adjustment of $3.8 million based on preliminary calculations (the “Acquisition”).

Anixter entered into certain financing transactions in connection with the consummation of the Acquisition, including a U.S. accounts receivable asset based five-year revolving credit facility (the “Receivables Facility”) in an aggregate committed amount of $600.0 million, a U.S inventory asset based five-year revolving credit facility in an aggregate committed amount of $150.0 million and a Canadian term loan facility (the “Canadian Term Loan”) in an aggregate principal amount of $225.0 million. The net proceeds from the issuance of $350 million of 5.50% Senior Notes due 2023 (the “Notes due 2023”) on August 18, 2015, amounts borrowed under the Receivables Facility and the Canadian Term Loan and cash on hand were used to finance the Acquisition and repay certain of Anixter’s existing indebtedness.

The following unaudited pro forma combined financial statement has been prepared to give effect to the Acquisition and related financing (collectively, the “Transactions”). The unaudited pro forma combined financial statement is based upon the historical financial statements of Anixter and Power Solutions.

The unaudited pro forma combined statement of income for the fiscal year ended January 1, 2016 combine the historical statements of income of Anixter and Power Solutions, adjusted to reflect the pro forma effects of the Transactions as if they had occurred on January 3, 2015.

The historical financial statements and notes thereto of Power Solutions are included in Exhibit 99.4 and Exhibit 99.5 to Anixter International’s From 8-K filed on October 5, 2015. Power Solutions’ results of operations were included in Anixter’s results of operations beginning on October 5, 2015. The accompanying unaudited pro forma combined financial information and the historical financial information presented therein should be read in conjunction with and are qualified by the historical financial statements and notes thereto for Anixter and Power Solutions. The historical financial statements of Power Solutions have been adjusted to reflect certain reclassifications to conform to Anixter’s financial statement presentation.

The unaudited pro forma statement of income include pro forma adjustments which reflect transactions and events that (a) are directly attributable to the Transactions, (b) are factually supportable and (c) with respect to the statement of income, are expected to have a continuing impact on operating results. The pro forma adjustments are described in the accompanying combined notes to the unaudited pro forma combined financial statement.

The unaudited pro forma combined financial statement does not reflect the costs of any integration activities or the synergies expected from the Acquisition, except to the extent limited integration activities took place in, and synergies were recognized in, the fourth quarter of 2015. The unaudited pro forma combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been consummated as of the date presented nor is it necessarily indicative of our future operating results as Anixter has not completed the functional integration of Power Solutions’ operations into its existing operations. The pro forma adjustments are based upon information and assumptions available at the date of this prospectus and result in a preliminary allocation of the purchase price based on estimates of the fair value of the assets acquired and liabilities assumed. The fair value of certain assets acquired and liabilities assumed are preliminary, and final determination of required adjustments will be made only upon the completion of valuations. Anixter has retained an independent valuation firm to assist in the fair value determination of identifiable intangible assets.

The following table sets forth the preliminary purchase price allocation, as of the acquisition date, for Power Solutions. The purchase price allocation is preliminary pending finalization of the valuation of the acquired property, equipment, leases, intangible assets and related deferred tax liabilities, which is expected to be completed by the end of the third quarter of 2016.

(In millions)
Cash	$11.7
Current assets, net	564.6
Property and equipment	25.0
Goodwill	190.0
Intangible assets	283.9
Non-current assets	5.4
Current liabilities	(231.6)
Non-current liabilities	(8.8)

Total purchase price	$840.2

Identified intangible assets include customer relationships and non-compete agreements in the amount of $281.5 million and $2.4 million, respectively. The customer relationships and non-compete agreements have estimated useful lives of 14-18 years and 1 year, respectively, and the customer relationship values are being amortized on a straight-line basis as it approximates the customer attrition patterns and best estimates the use pattern of the assets. The non-compete agreements are amortized over the term of the respective agreements.

The excess of the purchase price over the tangible and identifiable intangible assets was recorded as goodwill and amounted to approximately $190.0 million. Goodwill will be tested annually for impairment as required by ASC 350, Intangibles—Goodwill and Other.

Other than $84.9 million, the remaining goodwill is not deductible for tax purposes.

Anixter currently reports on a fiscal year that ends on the Friday closest to December 31.

ANIXTER INTERNATIONAL INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED JANAURY 1, 2016

(In millions, except per share amounts)	Anixter International Inc. (a)	Power Solutions (b)	Pro Forma Adjustments for Power Solutions (c)	Pro Forma Combined
Net sales	$6,190.5	$1,542.9	$—	$7,733.4
Cost of goods sold	4,850.0	1,314.0	—	6,164.0

Gross profit	1,340.5	228.9	—	1,569.4
Operating expenses	1,072.7	190.4	1.8	1,264.9

Operating income	267.8	38.5	(1.8)	304.5
Other expense (income):
Interest expense (income)	63.8	(0.4)	22.2	85.6
Other, net	21.1	—	—	21.1

Income from continuing operations before taxes	182.9	38.9	(24.0)	197.8
Income tax expense	86.0	—	5.8	91.8

Net income from continuing operations	$96.9	$38.9	$(29.8)	$106.0

Income per share:
Basic	$2.92			$3.19
Diluted	$2.90			$3.17
Weighted-average common shares outstanding:
Basic	33.2			33.2
Diluted	33.4			33.4

(a)	As reported in our SEC Form 10-K for the year ended January 1, 2016.
(b)	To reflect the results of operations of the Power Solutions business from January 3, 2015, through the date of acquisition of October 5, 2015.
(c)	See Note 2. “Pro Forma Adjustments” of the Notes to Unaudited Pro Forma Combined Financial Statement for a description of adjustments.

ANIXTER INTERNATIONAL INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENT

1. Basis of Presentation

The accompanying unaudited pro forma combined financial statement presents the pro forma results of operations of Anixter and Power Solutions on a combined basis based on the historical financial information of each company after giving effect to the Acquisition and related financing (collectively, the “Transactions”). The unaudited pro forma combined statement of operations has been prepared assuming the Transactions occurred on January 3, 2015.

In accordance with GAAP, the Acquisition is being accounted for using the purchase method of accounting. As a result, the unaudited pro forma combined statement of operations reflects the preliminary allocation of the purchase price to identified net assets acquired and liabilities assumed. The Acquisition purchase price allocation in this unaudited pro forma combined financial statement is based upon total consideration of approximately $824.7 million, net of cash and outstanding checks of $11.7 million and an unfavorable net working capital adjustment of $3.8 million based on preliminary calculations.

2. Pro Forma Adjustments

The following are brief descriptions of each of the pro forma adjustments included in the unaudited pro forma combined financial statement to reflect the financing arrangement and acquisition adjustments:

(1)	To reflect the impact of the intangible amortization expense based on the preliminary fair value of acquired identified intangible assets, which include customer relationships and non-compete agreements in the amount of $281.5 million and $2.4 million, respectively. The customer relationships and non-compete agreements have estimated useful lives of 14-18 years and 1 year, respectively, and are being amortized on a straight-line basis. Goodwill resulting from the acquisition is not amortized.

(2)	To reflect an increase in interest expense of $22.2 million for fiscal year 2015. The increase is the result of the following:

Fiscal Year Ended January 1, 2016
Interest expense on additional indebtedness (a)	$23.8
Interest expense on the term loan (b)	(3.0)
Interest expense on the amortization of debt issuance costs (c)	1.0
Interest expense on accretion of debt discount (d)	0.4

Total interest expense pro forma adjustment	$22.2

(a)	To reflect additional interest expense on the $948.3 million indebtedness of Anixter incurred in connection with the financing of the Acquisition. Interest expense has been calculated based on a blended interest rate of 3.7%. See discussion of the impact of a change in interest rates within Note 3. “Pro Forma Interest Expense” to this unaudited pro forma combined financial statement.
(b)	To remove interest expense on the existing term loan that was repaid by indebtedness incurred in connection with the financing of the Acquisition.
(c)	To reflect additional amortization of debt issuance costs on indebtedness incurred in connection with the financing of the Acquisition.
(d)	To reflect additional interest expense on the accretion of the $4.4 million discount on the Notes due 2023.

(3)	To reflect the effective tax rate of 39% on pro forma adjustments and the pre-tax income of Power Solutions.

3. Pro Forma Interest Expense

The Receivables Facility and the Canadian Term Loan have variable interest rates. As a result, an immediate change of the interest rate by 12.5 basis points would cause a change in pro forma interest expense of approximately $0.7 million on an annual basis.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

On August 18, 2015, Anixter sold $350.0 million in aggregate principal amount of Original Notes in a private placement. The Original Notes were sold to the initial purchasers thereof, who in turn resold the Initial Notes to “Qualified Institutional Buyers,” as defined under the Securities Act and to certain non-U.S. persons in offshore transactions

The exchange offer is designed to provide holders of all of the Original Notes with an opportunity to acquire Exchange Notes which, unlike the Original Notes, will not be restricted securities and will be freely transferable at all times, subject to any restrictions on transfer imposed by state “blue sky” laws and provided that the holder is not our affiliate within the meaning of the Securities Act and represents that the Exchange Notes are being acquired in the ordinary course of the holder’s business and the holder is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes.

The Original Notes were originally issued and sold on August 18, 2015, the issue date, to Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, PNC Capital Markets LLC and SunTrust Robinson Humphrey, Inc. as initial purchasers, pursuant to the purchase agreement dated as of August 4, 2015.

The Original Notes were issued and sold in transactions not registered under the Securities Act in reliance upon the exemption provided by Section 4(a)(2) of the Securities Act. The concurrent resale of the Original Notes by the initial purchasers to Qualified Institutional Buyers and non-U.S. persons was accomplished in reliance upon the exemption provided by Rule 144A and Regulation S under the Securities Act. The Original Notes are restricted securities and may not be reoffered, resold or transferred other than pursuant to a registration statement filed pursuant to the Securities Act or unless an exemption from the registration requirements of the Securities Act is available. Pursuant to Rule 144 under the Securities Act, the Original Notes may generally be resold (a) commencing six months after the issue date thereof, in an amount up to, for any three-month period, the greater of 1% of the Original Notes then outstanding or the average weekly trading volume of the Original Notes during the four calendar weeks preceding the filing of the required notice of sale with the SEC so long as Anixter International remains current in its periodic filing obligations and (b) commencing one year after the respective issue date thereof, in any amount and otherwise without restriction by a holder who is not, and has not been for the preceding three months, our affiliate. Certain other exemptions may also be available under other provisions of the federal securities laws for the resale of the Original Notes.

In connection with the sale of the Initial Notes, we and the initial purchasers thereof entered into a registration rights agreement, dated August 18, 2015 (the “registration rights agreement”). A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. Under the registration rights agreement, we agreed, for the benefit of the holders of the Original Notes, that we would, at our own expense, (i) file an exchange offer registration statement with the SEC with respect to an offer to exchange the Original Notes for Exchange Notes, having identical terms in all material respects to the Original Notes and evidencing the same continuing indebtedness of us (except that the Exchange Notes will not contain terms with respect to transfer restrictions or interest rate increases as described herein), (ii) use our commercially reasonable efforts to cause the exchange offer registration statement to be declared effective by the SEC under the Securities Act, (iii) keep the exchange offer registration statement effective until the closing of the exchange offer, and (iv) use our commercially reasonable efforts to consummate the exchange offer within 365 calendar days after the closing of this offering.

When the SEC declares the exchange offer registration statement effective, we will offer the Exchange Notes in return for the Original Notes. The exchange offer will remain open for at least 20 business days after the date we send notice of the exchange offer to noteholders. For each Original Note surrendered to us under the exchange offer, the noteholder will receive an Exchange Note of equal principal amount. Interest on each Exchange Note will accrue from the last interest payment date on which interest was paid on the Original Notes.

Under existing interpretations by the staff of the SEC contained in several no-action letters to third parties, the Exchange Notes will be freely transferable by the holders thereof (other than our affiliates) after the applicable exchange offer without further registration under the Securities Act; provided that each holder that wishes to exchange its Original Notes for Exchange Notes will be required to represent (i) that any Exchange Notes to be received by it will be acquired in the ordinary course of business, (ii) that it is not engaged in, and does not intend to engage in, and does not have an arrangement or understanding with any person to participate in, the distribution (within the meaning of the Securities Act) of the applicable Exchange Notes, (iii) it is not an “affiliate” (as defined in Rule 405 promulgated under the Securities Act) of ours, and (iv) if such holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as the result of market-making or other trading activities, that it will deliver a prospectus in connection with any resale of such Exchange Notes.

If applicable interpretations by the staff of the SEC do not permit us to effect the exchange offer, we will use our reasonable best efforts to cause to become effective a shelf registration statement relating to resales of the Original Notes and to keep that shelf registration statement effective until the second anniversary of the issue date of the Original Notes or such shorter period that will terminate when all Original Notes covered by the shelf registration statement have been sold. We will, in the event of such a shelf registration, provide to each Noteholder copies of a prospectus, notify each noteholder when the shelf registration statement has become effective and take certain other actions to permit resales of the Original Notes. A noteholder that sells Original Notes under the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement that are applicable to such a noteholder (including certain indemnification obligations).

In the event that (i) the exchange offer is not consummated and no shelf registration statement is declared effective within 365 days of the issue date of the Original Notes or (ii) the shelf registration statement is declared effective but shall thereafter become unusable for a period in excess of 60 days, the interest rate borne by the Original Notes will be increased by 0.25% per annum, beginning the day after the date specified in clause (i) or (ii) above, as applicable. Thereafter, the interest rate borne by the Original Notes will be increased by an additional 0.25% per annum for each 90 day period that elapses before additional interest ceases to accrue in accordance with the following sentence; provided that the aggregate increase in such annual interest rate may in no event exceed 1.00%. Upon (y) the consummation of the exchange offer or the effectiveness of a shelf registration statement, as the case may be (in the case of clause (i) above), or (z) the shelf registration statement, together with any amendment or supplement thereto, becomes usable (in the case of clause (ii) above), the interest rate borne by the Original Notes will be reduced to the original interest rate if we are otherwise in compliance with this paragraph; provided, however, that if, after any such reduction in interest rate, a different event specified in clause (i) or (ii) above occurs, the interest rate may again be increased pursuant to the foregoing provisions.

This summary of the provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

In addition, in connection with any resales of Exchange Notes, any broker dealer (a “Participating Broker Dealer”) which acquired the Exchange Notes for its own account as a result of market making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that Participating Broker Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the offering of the Original Notes) with the prospectus contained in the exchange offer registration statement. We have agreed to make available, for a period of up to 180 days after consummation of the exchange offer, a prospectus meeting the requirements of the Securities Act to any Participating Broker Dealer for use in connection with any resale of Exchange Notes.

Resale of the Exchange Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the Exchange Notes issued pursuant to the exchange offer in exchange for the Original Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, under existing interpretations of the Securities Act by the staff of the SEC contained in the Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988), Morgan Stanley & Co, Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) issued to third parties not related to us and subject to the immediately following sentence, we believe that you may exchange Original Notes for Exchange Notes in the ordinary course of business and that the Exchange Notes would generally be freely transferable by holders thereof after the exchange offer without further registration under the Securities Act and without delivering to purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act (subject to certain representations required to be made by each holder of the Original Notes, as set forth above). However, any purchaser of the Original Notes who is an “affiliate” of us and any purchaser of the Original Notes who intends to participate in the exchange offer for the purpose of distributing the Exchange Notes (i) will not be able to rely on the interpretations of the staff of the SEC, (ii) will not be able to tender its Original Notes in the exchange offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Notes unless such sale or transfer is made pursuant to an exemption from such requirements.

In addition, if:

•	you are a broker-dealer tendering Original Notes purchased directly from us for your own account; or

•	you acquire Exchange Notes in the exchange offer for the purpose of distributing or participating in the distribution of the Exchange Notes,

you cannot rely on the position of the staff of the SEC contained in such no-action letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, which the broker-dealer acquired as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of Exchange Notes received in exchange for Original Notes which the broker-dealer acquired as a result of market-making or other trading activities. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Terms of the Exchange Offer

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange Original Notes which are properly tendered on or before the expiration date and are not validly withdrawn as permitted below. The expiration date for this exchange offer is 5:00 p.m., New York City time, on May 20, 2016, or such later date and time to which we, in our sole discretion, extend the exchange offer (the “Expiration Date”).

As of the date of this prospectus, $350.0 million in aggregate principal amount at maturity of the Original Notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of the Original Notes as of the date of this prospectus. There will be no fixed record date for determining registered holders of the Original Notes entitled to participate in the exchange offer; however, holders of the Original Notes must cause their Original Notes to be tendered by book-entry transfer before the Expiration Date of the exchange offer to participate.

The form and terms of the Exchange Notes being issued in the exchange offer are the same as the form and terms of the Original Notes, except that:

•	the Exchange Notes being issued in the exchange offer will have been registered under the Securities Act;

•	the Exchange Notes being issued in the exchange offer will not bear the restrictive legends restricting their transfer under the Securities Act; and

•	the Exchange Notes being issued in the exchange offer will not contain provisions providing for registration rights or the obligation to pay additional interest because of our failure to register the Exchange Notes and complete this exchange offer as required.

Outstanding Original Notes being tendered in the exchange offer must be in a minimum principal amount of $1,000 and integral multiples of $1,000 in excess thereof, provided, however, that if less than all Original Notes are tendered by a holder, such holder shall retain at least $2,000 principal amount of Original Notes after the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and applicable federal securities laws. Original Notes that are not tendered for exchange under the exchange offer will remain outstanding and will be entitled to the rights under the indenture governing the Notes. Except in limited circumstances, any Original Notes not tendered for exchange will not retain any rights under the registration rights agreement and will remain subject to transfer restrictions. See “—Consequences of Failure to Exchange Original Notes.”

We will be deemed to have accepted validly tendered Original Notes when, as and if we give oral or written notice of their acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from us. If any tendered Original Notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus, or otherwise, those unaccepted Original Notes will be returned without expense to the tendering holder of those Original Notes (or in the case of Original Notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the procedures described below, such non-exchanged Original Notes will be credited to an account maintained with DTC) promptly after the withdrawal or termination of the exchange offer. See “—Procedures for Tendering.”

Subject to the instructions in the letter of transmittal, those who tender Original Notes in the exchange offer will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange under the exchange offer. Except as set forth in instructions in the letter of transmittal, we will pay all charges and expenses, other than transfer taxes described below, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions, Amendments

The Expiration Date is 5:00 p.m., New York City time on May 20, 2016, unless we, in our sole discretion, extend the Expiration Date. To extend the Expiration Date, we will notify the exchange agent of any extension by oral or written notice and we will notify the holders of Original Notes, or cause them to be notified, by making a public announcement of the extension, prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion (1) to refuse to accept any Original Notes, to extend the Expiration Date or to terminate this exchange offer and not accept any Original Notes for exchange if any of the conditions set forth herein under “—Conditions to the Exchange Offer” shall not have been satisfied or waived by us prior to the Expiration Date, by giving oral or written notice of such delay, extension or termination to the exchange agent; or (2) to amend the terms of this exchange offer in any manner deemed by us to be advantageous to the holders of the Original Notes. Any such refusal to accept, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the exchange agent. If this exchange offer is amended in a manner determined by us to constitute a material change, or if we waive a material condition, we will promptly disclose the amendment or waiver in a manner reasonably calculated to inform the holders of Original Notes of the amendment or waiver, and extend the offer if required by law.

Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate that public announcement, other than by making a timely release to an appropriate news agency.

Conditions to the Exchange Offer

Without regard to other terms of the exchange offer, we are not required to accept for exchange, or to issue Exchange Notes in the exchange offer for, any Original Notes, and we may terminate or amend the exchange offer, at any time before the acceptance of Original Notes for exchange, if:

•	any federal law, statute, rule or regulation is proposed, adopted or enacted which, in our judgment, might reasonably be expected to impair our ability to proceed with the exchange offer;

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, might impair our ability to proceed with the exchange offer;

•	any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939;

•	any governmental approval or approval by holders of the Original Notes has not been obtained if we, in our reasonable judgment, deem this approval necessary for the consummation of the exchange offer; or

•	there occurs a change in the current interpretation by the staff of the SEC which permits the Exchange Notes to be issued in the exchange offer to be offered for resale, resold and otherwise transferred by the holders of the Exchange Notes, other than broker-dealers and any holder which is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes acquired in the exchange offer are acquired in the ordinary course of that holder’s business and that holder is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes to be issued in the exchange offer.

The preceding conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to any such condition. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted any time and from time to time by us. If we determine that any of these conditions is not satisfied, we may:

•	refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders by crediting those Original Notes to an account maintained with DTC;

•	extend the Expiration Date and retain all Original Notes tendered before the Expiration Date of the exchange offer, subject, however, to the rights of the holders who have tendered the Original Notes to withdraw their Original Notes; or

•	waive unsatisfied conditions with respect to the exchange offer and accept all properly tendered Original Notes that have not been withdrawn. If the waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the Original Notes, and we will extend the exchange offer for a period of up to ten business days, depending on the significance of the waiver and the manner of disclosure of the registered holders of the Original Notes, if the exchange offer would otherwise expire during this period.

Procedures for Tendering

Any tender of Original Notes that is not withdrawn prior to the Expiration Date will constitute a binding agreement between the tender holder and us upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal. A holder of Original Notes who wishes to tender Original Notes in the exchange offer must do either of the following:

•	Complete, sign and date the letter of transmittal in accordance with the instructions set forth in the letter of transmittal, together with any other documents required by the letter of transmittal; have the signature guaranteed, if the letter of transmittal so requires; and mail or deliver that letter of transmittal and other required documents to the exchange agent at the address listed below under “—Exchange Agent” on or before the Expiration Date; or

•	If the Original Notes are tendered under the book-entry transfer procedures described below, transmit to the exchange agent, on or before the Expiration Date, an “Agent’s Message” as defined below.

In addition, one of the following must occur:

•	the exchange agent must receive certificates representing your Original Notes, along with the letter of transmittal, on or before the Expiration Date; or

•	the exchange agent must receive a timely confirmation of book-entry transfer of the Original Notes into the exchange agent’s account at DTC under the procedure for book-entry transfers described below, along with the letter of transmittal or a properly transmitted agent’s message, on or before the Expiration Date.

Any broker, dealer, commercial bank, trust company or other owner who holds Original Notes for their own account in book-entry form and who wishes to tender the Original Notes in the exchange offer should tender the Original Notes by book-entry transfer. Any beneficial owner whose Original Notes are held in book-entry form through a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Original Notes in the exchange offer should contact such broker, bank, dealer or other nominee and instruct such nominee to tender the Original Notes on such beneficial owner’s behalf by book-entry transfer. In some cases, the bank, broker, dealer or other nominee may request submission of such instructions on a Beneficial Owner’s Instruction Form. Please check with your nominee to determine the procedures for such firm.

To effectively tender Original Notes by book-entry transfer to the account maintained by the exchange agent at DTC, a DTC participant must electronically transmit acceptance of the exchange offer through DTC’s Automated Tender Offer Program (“ATOP”). DTC will then edit and verify the acceptance and send an agent’s message (an “Agent’s Message”) to the exchange agent for its acceptance. An Agent’s Message is a message transmitted by DTC to, and received by, the exchange agent and forming a part of the Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the DTC participant tendering Original Notes on behalf of the holder of such Original Notes that such DTC participant has received and agrees to bound by the terms and conditions of the exchange offer as set forth in this prospectus and the related letter of transmittal and that we may enforce such agreement against such participant. A timely confirmation of a book-entry transfer of the Original Notes into the exchange agent’s account at DTC (a “Book-Entry Confirmation”), pursuant to the book-entry transfer procedures described below, as well as an Agent’s

Message pursuant to DTC’s ATOP system, and any other documents required by the letter of transmittal, must be received by the exchange agent on or prior to 5:00 p.m., New York City time, on the Expiration Date.

Any acceptance of an Agent’s Message through DTC’s ATOP system is at the election and risk of the person transmitting an Agent’s Message, and delivery will be deemed made only when actually received or confirmed by the exchange agent. Holders tendering Original Notes through DTC’s ATOP system must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC.

No Original Notes, Agent’s Messages or other required documents should be sent to us. Delivery of all Original Notes, Agent’s Messages and other documents must be made to the exchange agent.

The tender by a holder of Original Notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal. Holders of Original Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee who wish to tender must contact such registered holder promptly and instruct such registered holder how to act on such non-registered holder’s behalf.

All questions as to the validity, form, eligibility, time of receipt and withdrawal of the tendered Original Notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all Original Notes not validly tendered or any Original Notes which, if accepted, would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular Original Notes. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within such time as we shall determine.

None of us, the exchange agent, or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Original Notes, nor shall any of them incur any liability for failure to give such notification. Tenders of Original Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost to such holder by the exchange agent, unless otherwise provided in the letter of transmittal, promptly after the termination or withdrawal of the exchange offer.

We reserve the right, in our sole discretion, to purchase or make offers for any Original Notes after the Expiration Date, from time to time, through open market or privately negotiated transactions, one or more additional exchange or tender offers, or otherwise, as permitted by law, the indenture and our other debt agreements. Following consummation of this exchange offer, the terms of any such purchases or offers could differ materially from the terms of this exchange offer.

By tendering, each holder will be required to make certain representations to us, as more fully described above under “—Purpose and Effect of the Exchange Offer.” In addition, see above the discussion set forth under the section entitled “—Resale of the Exchange Notes” for restrictions and limitations applicable to any holder or any such other person who is an “affiliate” (as defined under Rule 405 of the Securities Act) of us or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, the distribution of Exchange Notes to be acquired in the exchange offer.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the Expiration Date, all Original Notes properly tendered and will issue Exchange Notes registered under the Securities Act. For purposes of the exchange offer, we will be deemed to have accepted properly tendered

Original Notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “—Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any Original Notes for exchange.

For each Original Note accepted for exchange, the holder will receive an Exchange Note registered under the Securities Act having a principal amount equal to that of the surrendered Original Note. Accordingly, registered holders of Exchange Notes issued in the exchange offer on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid. Original Notes that we accept for exchange will cease to accrue interest from and after the date of completion of the exchange offer. Under the registration rights agreement, we may be required to make additional payments in the form of additional interest to the holders of the Original Notes under circumstances relating to the timing of the exchange offer.

In all cases, we will issue Exchange Notes in the exchange offer for Original Notes that are accepted for exchange only after the exchange agent timely receives:

•	a timely Book-Entry Confirmation of such Original Notes into the exchange agent’s account at DTC or, in the case of certificated Original Notes, the certificate or certificates representing the Original Notes;

•	an Agent’s Message or, in the case of certificated Original Notes, a duly executed letter of transmittal; and

•	all other required documents.

If for any reason set forth in the terms and conditions of the exchange offer we do not accept any tendered Original Notes, or if a holder submits Original Notes for a greater principal amount than the holder desires to exchange, we will return such unaccepted or non-exchanged Original Notes without cost to the tendering holder by crediting them to an account maintained with DTC promptly after the termination or withdrawal of the exchange offer.

Book-Entry Transfer

The exchange agent will establish an account with respect to the Original Notes at DTC for purposes of this exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s ATOP system may use DTC’s ATOP procedures to tender Original Notes. Such participant may make book-entry delivery of Original Notes by causing DTC to transfer such Original Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of Original Notes may be effected through book-entry transfer at DTC, an Agent’s Message pursuant to the ATOP procedures and any other required documents must, in any case, be transmitted to and received by the exchange agent on or prior to the Expiration Date. Delivery of documents to DTC will not constitute valid delivery to the exchange agent.

No Guaranteed Delivery Procedures

We have not provided guaranteed delivery provisions in connection with the exchange offer. Holders must tender their Original Notes in accordance with the procedures set forth under “—Procedures for Tendering.”

Withdrawal of Tenders

Tenders of Original Notes may be properly withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

For a withdrawal of a tender to be effective, a written notice of withdrawal delivered by hand, overnight by courier or by mail, or a manually signed facsimile transmission, or a properly transmitted “Request Message” through DTC’s ATOP system, must be received by the exchange agent prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must:

•	specify the number of the account at DTC from which the Original Notes were tendered and specify the name and number of the account at DTC to be credited with the properly withdrawn Original Notes and otherwise comply with the procedures of such facility;

•	identify the Original Notes to be properly withdrawn, including the principal amount of such Original Notes; and

•	contain a statement that such holder is withdrawing its election to have such Original Notes exchanged for Exchange Notes.

All questions as to the validity, form, eligibility and time of receipt of such notice will be determined by us, and our determination shall be final and binding on all parties. Any Original Notes so properly withdrawn will be deemed not to have been validly tendered for exchange for purposes of this exchange offer and no Exchange Notes will be issued with respect thereto unless the Original Notes so withdrawn are validly re-tendered thereafter. Any Original Notes that have been tendered for exchange but are not exchanged for any reason will be returned to the tendering holder thereof without cost to such holder by crediting such Original Notes to an account maintained with DTC for the Original Notes promptly after the termination or withdrawal of the exchange offer. Properly withdrawn Original Notes may be re-tendered by following the procedures described above at any time on or prior to 5:00 p.m. New York City time on the Expiration Date.

Termination of Certain Rights

All rights given to holders of Original Notes under the registration rights agreement will terminate upon the consummation of the exchange offer except with respect to our duty:

•	to use our commercially reasonable best efforts to keep the shelf registration statement effective, if requested by one or more broker-dealers, for a period ending on the earlier of (a) two year from the date of effectiveness of the shelf registration statement and (b) the date all Notes covered by the shelf registration statement have been sold pursuant thereto, are no longer outstanding or cease to be transfer restricted;

•	our obligation to make available for a period of up to 180 days after consummation of the exchange offer a prospectus meeting the requirements of the Securities Act to any Participating Broker Dealer for use in connection with any resale of Exchange Notes; and

•	under certain limited circumstances with respect to specific types of holders of Original Notes, we may have a further obligation to provide for the registration under the Securities Act of Original Notes held by such holders.

Exchange Agent

We have appointed Wells Fargo Bank, National Association, as exchange agent in connection with the exchange offer. In such capacity, the exchange agent has no fiduciary duties to the holders of the Notes and will be acting solely on the basis of our directions. Agent’s Messages, Request Messages and all correspondence in connection with this exchange offer should be sent or delivered to the exchange agent through DTC’s ATOP system or at the addresses set forth below, as applicable. We will pay the exchange agent reasonable and customary fees for its services, will reimburse it for its reasonable out-of-pocket expenses in connection therewith and subject to certain limitations will indemnify, defend and hold it and its directors, officers, employees, and agents harmless in its capacity as the exchange agent against any loss, liability, cost or expense arising out of or in connection with the exchange offer.

Holders should direct questions, requests for assistance and requests for additional copies of this prospectus or the letter of transmittal to the exchange agent addressed as follows:

Registered & Certified Mail: Wells Fargo Bank, N.A. Corporate Trust Operations MAC N9303-121 P.O. Box 1517 Minneapolis, MN 55480

Regular Mail or Courier:

Wells Fargo Bank, N.A.

Corporate Trust Operations

MAC N9303-121

6th St & Marquette Avenue

Minneapolis, MN 55479

Or

By Facsimile Transmission:

(612) 667-6282

Telephone:

(800) 344-5128

In Person by Hand Only: Wells Fargo Bank, N.A. Corporate Trust Services Northstar East Building— 12th Floor 608 Second Avenue South Minneapolis, MN 55402

The Trustee and the Exchange Agent are not responsible for and make no representation as to the validity, accuracy or adequacy of the Prospectus and any of its contents, and are not responsible for any of our statements or those of any other person in the Prospectus or in any document issued or used in connection with it or the Exchange Offer.

Fees and Expenses

The expense of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation is being made by mail. Additional solicitations may, however, be made by facsimile transmission, telephone, email or in person by our officers and other employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and we will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer.

We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the Original Notes and in handling or forwarding tenders for exchange.

Except as set forth below, holders who tender their Original Notes for exchange will not be obligated to pay any transfer taxes. A tendering holder handling the transaction through its broker, dealer, commercial bank, trust company or other institution may be required to pay brokerage fees or commissions. If Original Notes are to be issued for principal amounts not tendered or accepted for exchange in the name of any person other than the tendering holder, or if a transfer tax is imposed for any reason other than the exchange of Original Notes pursuant to the exchange offer, then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted, the amount of such transfer taxes will be billed directly to such tendering holder.

Consequences of Failure to Exchange Original Notes

Holders who desire to tender their Original Notes in exchange for Exchange Notes registered under the Securities Act should allow sufficient time to ensure timely delivery. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of Original Notes for exchange.

Original Notes that are not tendered, tendered but subsequently withdrawn or are tendered but not accepted will, following the completion of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the Original Notes and the existing restrictions on transfer set forth in the legend on the Original Notes and the offering memorandum dated August 4, 2015, relating to the Original Notes. The Original Notes that are not exchanged for Exchange Notes pursuant to the exchange offer will remain restricted securities within the meaning of Rule 144 under the Securities Act. Accordingly, such Original Notes may be resold only (i) to us or our subsidiaries, (ii) inside the U.S. to a qualified institutional buyer in compliance with Rule 144A under the Securities Act, (iii) outside the United States in our offshore transaction in compliance with Regulation S under the Securities Act, (iv) pursuant to the exemption under Rule 144 under the Securities Act, if available, (v) in accordance with another exemption from the registration requirement of the Securities Act and (vi) pursuant to an effective registration statement under the Securities Act. The liquidity of the Original Notes could be adversely affected by the exchange offer.

Except in limited circumstances with respect to specific types of holders of Original Notes, we will have no further obligation to provide for the registration under the Securities Act of such Original Notes or pay additional interest and, except under certain limited circumstances, we do not currently anticipate that we will take any action to register the Original Notes under the Securities Act or under any state securities laws.

Holders of the Exchange Notes issued in the exchange offer and any Original Notes which remain outstanding after completion of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Tax Consequences of the Exchange Offer

The exchange of Original Notes for Exchange Notes will not be treated as a taxable transaction for U.S. federal income tax purposes because the Exchange Notes will not be considered to differ materially in kind or in extent from the Original Notes. Rather, the Exchange Notes received by a holder of Original Notes will be treated as a continuation of such holder’s investment in the Original Notes. As a result, there will be no material U.S. federal income tax consequences to holders exchanging Original Notes for Exchange Notes.

Accounting Treatment

The Exchange Notes will be recorded at the same carrying value as the Original Notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized.

Neither we nor our board of directors, the Exchange Agent or the Trustee make any recommendation to holders of Original Notes as to whether to tender or refrain from tendering all or any portion of their Original Notes pursuant to the exchange offer. Moreover, no one has been authorized to make any such recommendation. Holders of Original Notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of Original Notes to tender, after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

DESCRIPTION OF CERTAIN INDEBTEDNESS

On October 5, 2015, Anixter and certain of Anixter’s subsidiaries entered into the following financing arrangements in connection with the acquisition of HD Supply’s Power Solutions business:

Receivables Facility

On October 5, 2015, Anixter’s subsidiary Anixter Receivables Corporation (“ARC”) entered into a receivables based five-year revolving credit facility (the “Receivables Facility”) in an aggregate committed amount of $600.0 million with Anixter Inc., as servicer, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders named therein. Borrowings under the Receivables Facility are secured by a first lien on all assets of ARC and supported by an unsecured guarantee by Anixter International. The drawn pricing range from LIBOR plus 125 basis points when the combined availability (the “Combined Availability”) under the Receivables Facility and the Inventory Facility (defined below) is greater than $500 million to LIBOR plus 175 basis points when Combined Availability is less than $250 million. Undrawn fees will be 25 basis points if greater than 50% of the facility is drawn and 37.5 basis points if less than 50% of the facility is drawn.

The Receivables Facility has a borrowing base of 85% of eligible receivables, subject to certain reserves.

Cash dominion will apply in the event that (i) certain events of default occur or (ii) the Combined Availability is less than the greater of $75.0 million or 10% of the Receivables Facility and the Inventory Facility (collectively, the “Combined Facilities”).

In the event that (x) certain events of default occur or (y) the Combined Availability is less than the greater of $75.0 million or 10% of the Combined Facilities, Anixter will be subject to a minimum fixed charge coverage ratio of 1.0x. Acquisitions and restricted payments will be permitted, subject to, among other things, (i) Combined Availability of at least 20% of the Combined Facilities after giving pro forma effect to any acquisition or restricted payment or (ii) (a) Combined Availability of at least 15% of the Combined Facilities after giving pro forma effect to the acquisition or restricted payment and (b) maintenance of a minimum fixed charge coverage ratio of at least 1.1x after giving pro forma effect to the acquisition or restricted payment.

The Receivables Facility provides for customary representations and warranties and customary events of default, generally with corresponding grace periods, including, without limitation, payment defaults with respect to the facility, covenant defaults, cross-defaults to other agreements evidencing material indebtedness, certain judgments and events of bankruptcy. Failure to refinance Anixter’s $350 million 5.625% Senior Notes due 2019 prior to January 31, 2019 will also constitute an event of default.

Inventory Facility

On October 5, 2015, Anixter and certain of its subsidiaries, as borrowers, entered into an asset based lending five-year revolving credit facility (the “Inventory Facility”) in an aggregate committed amount of $150.0 million with Wells Fargo Bank, National Association, as Administrative Agent, and the lenders named therein. Borrowings under the Inventory Facility are secured by a first lien on Anixter’s and certain of its subsidiaries’ personal property (other than excluded property (which includes, without limitation, all machinery and equipment, intellectual property and equity interests in foreign subsidiaries and certain other domestic subsidiaries)) and supported by a guarantee by Anixter International. The drawn pricing will range from LIBOR plus 125 basis points when the Combined Availability is greater than $500 million to LIBOR plus 175 basis points when Combined Availability is less than $250 million. Undrawn fees will be 25 basis points if greater than 50% of the facility is drawn, and 37.5 basis points if less than 50% of the facility is drawn.

The Inventory Facility has a borrowing base, (a) with respect to appraised eligible domestic inventory, of the lesser of (i) 85% of the net orderly liquidation value of such inventory and (ii) 75% of book value of such inventory, plus, (b) with respect to eligible domestic inventory not appraised, 40% of the net orderly liquidation value of such inventory, less (c) certain reserves.

Cash dominion will apply in the event that (x) certain events of default occur or (y) the Combined Availability is less than the greater of $75.0 million or 10% of the Combined Facilities.

In the event that (x) certain events of default occur or (y) the Combined Availability is less than the greater of $75.0 million or 10% of the Combined Facilities, Anixter will be subject to a minimum fixed charge coverage ratio of 1.0x.

The Inventory Facility provides for customary representations and warranties and customary events of default, generally with corresponding grace periods, including, without limitation, payment defaults with respect to the facility, covenant defaults, cross-defaults to other agreements evidencing material indebtedness, certain judgments and events of bankruptcy. Failure to refinance Anixter’s $350 million 5.625% Senior Notes due 2019 prior to January 31, 2019 will also constitute an event of default.

Canadian Term Loan

On October 5, 2015, Anixter’s subsidiaries Anixter Canada Inc. and Tri-Ed ULC (collectively, the “Borrowers”) entered into a $300.0 million (CAD) term loan facility (the “Canadian Term Loan”) with The Bank of Nova Scotia, as Administrative Agent, and The Bank of Nova Scotia and Bank of America, N.A., Canada Branch, as lenders. The term loan is and will be guaranteed by all present and future material Canadian subsidiaries of the Borrowers as well as Anixter Mid Holdings BV. The Canadian Term Loan is secured by a first priority security interest in all of the assets of Anixter Canada Inc. and each of its Canadian subsidiaries (the “Borrowing Group”).

The Canadian Term Loan has a five year maturity. The drawn pricing ranges from 0.375% to 1.250% over prime and 1.375% to 2.250% over the banker’s acceptance rate, depending on consolidated leverage ranging from less than or equal to 1.25x to equal to or greater than 3.00x. The term loan amortizes 5% in each of years 1 and 2, 10% in each of years 3 and 4 and 70% in year 5.

The Borrowing Group is initially subject to a maximum leverage ratio of 4.25x and a minimum fixed charge coverage ratio of 3.0x.

The Canadian Term Loan provides for customary representations and warranties and customary events of default, generally with corresponding grace periods, including, without limitation, payment defaults with respect to the facility, covenant defaults, cross-defaults to other agreements evidencing material indebtedness, certain judgments and events of bankruptcy. Failure to refinance Anixter’s $350 million 5.625% Senior Notes due 2019 prior to January 31, 2019 will also constitute an event of default.

DESCRIPTION OF THE NOTES

The Original Notes were, and the Exchange Notes will be, issued under the Indenture dated as of August 18, 2015 (the “Indenture”) among Anixter, Anixter International, as Guarantor, and Wells Fargo Bank, National Association, as trustee (the “Trustee”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. Unless otherwise indicated or the context requires otherwise, in this Description of the Notes, references to “Anixter” are to Anixter Inc. and not to Anixter International or to any of Anixter’s subsidiaries. Unless the context otherwise requires, the term Notes refers to the Original Notes and the Exchange Notes.

The following description is a summary of the material provisions of the Indenture. It does not restate that agreement in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of Notes. The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture. Some of the terms used in this description are defined in the section entitled “—Certain Definitions.’”

General

The Notes are fully and unconditionally guaranteed by Anixter International. The Notes will not be guaranteed by any of our subsidiaries. See “Guarantee of Anixter International” below.

The Notes constitute part of the senior debt of Anixter and are equal in right of payment to any other existing or future senior unsecured obligations of Anixter. The guarantee by Anixter International constitutes part of the senior debt of Anixter International and is equal in right of payment to any other existing or future senior unsecured obligations of Anixter International. The Notes are not subject to any mandatory redemption or sinking fund payments.

Interest Payments

The entire principal amount of the Notes will mature and become due and payable, together with any accrued and unpaid interest, on March 1, 2023. Each Note bears interest at the annual rate of 5.50%. Interest is paid semi-annually in arrears on March 1 and September 1. Interest is paid to the persons in whose names the Notes are registered at the close of business on the immediately preceding February 15 and August 15. We compute the amount of interest payable on the basis of a 360-day year of twelve 30-day months. Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. See “The Exchange Offer—Purpose and Effect of the Exchange Offer.” All references herein to interest on the Notes will deemed to include Additional Interest, if any.

Payment and Paying Agents

On each interest payment date, Anixter will pay interest on each Note to the person in whose name that Note is registered as of the close of business on the record date relating to that interest payment date. If Anixter defaults in the payment of interest on any Note, it may pay that defaulted interest to the registered owner of that Note:

•	as of the close of business on a date that Anixter selects, which may not be more than 15 days or less than 10 days before the date Anixter proposes to pay the defaulted interest, or

•	in any other lawful manner that does not violate the requirements of any securities exchange on which that Note is listed, if any.

Anixter will pay the principal of and any premium or interest on the Notes when they are presented at the corporate office of Trustee, as paying agent. Anixter may at any time designate additional paying agents or one or more other offices or agencies where the Notes may be presented or surrendered for payment or rescind such designations, except that Anixter is required to maintain an office or agency in each place of payment for Notes.

Optional Redemption

The Notes are not redeemable at our option prior to maturity except as described below.

Anixter may at any time redeem all or part of the Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus the Applicable Premium plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant regular record date to receive interest due on an interest payment date that is on or prior to the redemption date).

As used herein:

“Applicable Premium” means, with respect to a Note on any date of redemption, the greater of (1) 1.0% of the principal amount of such Note and (2) the excess of (a) the present value at such time of the principal amount that, but for the redemption, would have been payable on the maturity date of the Note, plus all remaining scheduled payments of interest on such Note that, but for the redemption, would have been payable on the Note (but excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the then outstanding principal amount of such Note.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to the maturity date; provided, however, that if the period from the redemption date to the maturity date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to the maturity date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

If less than all of the Notes are to be redeemed, and the Notes to be redeemed are global Notes, the Notes to be redeemed will be selected by The Depository Trust Company (“DTC”) in accordance with applicable DTC procedures. If the Notes to be redeemed are not global Notes, the Trustee will select the Notes or portions thereof to be redeemed using a method the Trustee shall deem fair and appropriate.

Anixter will redeem Notes in increments of $1,000, provided that Notes of $2,000 or less may not be redeemed in part. Anixter will send a notice of redemption at least 30 days but not more than 60 days prior to the redemption date to each holder of Notes to be redeemed at its registered address. The notice will state:

•	the redemption date;

•	how the redemption price will be calculated;

•	that on the redemption date, the redemption price will become due and payable and any applicable interest will cease to accrue on and after that date; and

•	name and address of the paying agent and the place or places of payment.

In addition, if any Note is to be redeemed in part only, the notice of redemption will state the portion of the principal amount thereof to be redeemed. Anixter will issue a new Note in principal amount equal to the unredeemed portion of the original Note in the name of the holder thereof upon cancellation of the original Note (or through book entry transaction if global Notes). Notes called for redemption will become due on the date fixed for redemption. On and after the redemption date, interest will cease to accrue on Notes or portions of them called for redemption, and holders of redeemed Notes will have no rights with respect to such Notes except the right to receive the redemption price and any unpaid interest to the redemption date.

We may, at any time and from time to time, purchase Notes in the open market or otherwise, subject to compliance with applicable securities laws.

Repurchase of Notes upon a Change of Control

Anixter must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes, at a purchase price equal to 101% of their principal amount, plus accrued interest, if any, to the Payment Date. However, Anixter shall not be required to make an Offer to Purchase upon a Change of Control if (i) a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture, and purchases all Notes properly tendered and not withdrawn under the Offer to Purchase upon a Change of Control, or (ii) a notice of redemption has been given pursuant to the Notes as described above under the caption “Optional Redemption” to redeem all outstanding Notes otherwise subject to the Offer to Purchase, unless and until there is a default in payment of the applicable redemption price. An Offer to Purchase upon the occurrence of a Change of Control may be made by either Anixter or a third party in advance of a Change of Control if a definitive agreement to effect the Change of Control is in place at the time such Offer to Purchase is made and the Offer to Purchase is effected upon the consummation of the Change of Control, and such Offer to Purchase may be conditional on the Change of Control.

There can be no assurance that Anixter will have sufficient funds available at the time of any Change of Control to make any repurchases of Notes required by the foregoing paragraph, as well as any other repayments pursuant to covenants that may be contained in other indebtedness of Anixter that might be outstanding at the time.

As used herein:

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the date of the Indenture or issued thereafter, including, without limitation, all common stock and preferred stock.

“Change of Control” means such time as:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Anixter International and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than Anixter International or a Subsidiary;

(2) a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of Anixter International on a fully diluted basis;

(3) the failure of Anixter International to own 100% of the outstanding Capital Stock of Anixter, provided that up to 3% of the outstanding Voting Stock of Anixter may be issued or transferred to employees of Anixter International and its subsidiaries without such issuance or transfer constituting a Change of Control;

(4) the adoption of a plan relating to the liquidation or dissolution of Anixter or Anixter International; or

(5) Anixter or Anixter International consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into Anixter or Anixter International, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Anixter or Anixter International, as applicable, or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (a) the Voting Stock of Anixter or Anixter International, as applicable, outstanding immediately prior to such transaction constitutes or is converted into or exchanged for a majority of the outstanding shares of Voting Stock of the surviving Person or any direct or indirect parent company of the Surviving Person (immediately after giving effect to such issuance) and (b) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of 50% or more of the voting power of the Voting Stock of the surviving Person.

“Offer to Purchase” means an offer to purchase Notes then outstanding by Anixter from the holders commenced by sending a notice to the Trustee and each holder stating:

(1) that all Notes validly tendered will be accepted for payment;

(2) the purchase price and the date of purchase (which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is sent) (the “Payment Date”);

(3) that any Note not tendered will continue to accrue interest pursuant to its terms;

(4) that, unless Anixter defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5) that holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the Note completed, to the paying agent at the address specified in the notice prior to the close of business on the business day immediately preceding the Payment Date (or in accordance with applicable DTC procedures if global Notes);

(6) that holders will be entitled to withdraw their election if the paying agent receives, not later than the close of business on the third business day immediately preceding the Payment Date, a facsimile transmission or letter setting forth the name of such holder, the principal amount of Notes delivered for purchase and a statement that such holder is withdrawing his election to have such Notes purchased (or in accordance with applicable DTC procedures if global Notes); and

(7) that holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or through book entry transaction if global Notes); provided that each Note purchased and each new Note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

On the Payment Date, Anixter shall (1) accept for payment Notes or portions thereof tendered pursuant to an Offer to Purchase; (2) deposit with the paying agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (3) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an officers’ certificate specifying the Notes or portions thereof accepted for payment by Anixter. The paying agent shall promptly mail to the holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered (or through book entry transaction if global Notes); provided that each Note purchased and each new Note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof. Anixter will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the paying agent for an Offer to Purchase. Anixter will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that Anixter is required to repurchase Notes pursuant to an Offer to Purchase.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or any other entity or government or any agency or political subdivision thereof.

“Subsidiary” means a corporation, association, partnership or other entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by Anixter International, Anixter or by one or more other Subsidiaries, or by Anixter International, Anixter and one or more other Subsidiaries.

“Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

Forms and Denominations

The Notes are issued as one or more global securities in the name of a nominee of DTC and are available only in book-entry form. The Notes are available in multiples of $2,000 and integral multiples of $1,000 in excess thereof.

Additional Notes

Anixter may, without notice to or the consent of the holders of the Notes, create and issue additional notes (“Additional Notes”) ranking equally with the Notes in all respects, or similar in all respects to the Notes except for the payment of interest on the Notes (1) scheduled and paid prior to the date of issuance of those Additional Notes or (2) payable on the first interest payment date following that date of issuance. The Notes and any Additional Notes would be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Because, however, any Additional Notes may not be fungible with the Notes for U.S. federal income tax purposes or for purposes of the U.S. securities law, they may have a different CUSIP number or numbers and may be represented by a different global note or notes. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes,” references to “Notes” include any Additional Notes actually issued. No such Additional Notes may be issued if an Event of Default has occurred and is continuing with respect to the Notes.

Guarantee of Anixter International

Anixter International unconditionally guarantees to each holder of Notes and to the Trustee the due and punctual payment of the principal of, and premium, if any, and interest on the Notes. The guarantee applies whether the payment is due at maturity, or as a result of acceleration, redemption or otherwise. The guarantee will remain valid even if the Indenture is found to be invalid.

Anixter International is a holding company with no independent business operations or source of income of its own. It conducts substantially all of its operations through Anixter and, as a result, Anixter International depends on the earnings and cash flow of, and dividends or distributions from, Anixter to provide the funds necessary to meet its debt and contractual obligations. Anixter International’s holding company status also means that its right to participate in any distribution of the assets of any of its subsidiaries upon liquidation, reorganization or otherwise is subject to the prior claims of the creditors of each of the subsidiaries (except to the extent that the claims of Anixter International itself as a creditor of a subsidiary may be recognized).

Consolidation, Merger, Conveyance, Transfer or Lease

Neither Anixter nor Anixter International shall consolidate with, or sell or convey all or substantially all of their respective assets to, or merge with or into any other person or entity unless:

•	either Anixter or Anixter International, as applicable, is the continuing corporation, or the successor is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States or a state thereof and the successor person expressly assumes by a supplemental indenture Anixter International’s or Anixter’s obligations, as applicable, under the Notes and under the Indenture;

•	Anixter International or Anixter, as applicable, or the successor person, as the case may be, is not immediately after the merger or consolidation, or the sale, lease or conveyance, in default in the performance of any covenant or condition under the Indenture; and

•	after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred or be continuing.

Reports by Anixter and Anixter International

Anixter and Anixter International will:

(1)	file with the Trustee, within 15 days after Anixter or Anixter International, as the case may be, is required to file the same with the SEC, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which Anixter or Anixter International may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if Anixter or Anixter International is not required to file information, documents or reports pursuant to either of said Sections, then it will file with the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations;

(2)	file with the Trustee and the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, such additional information, documents and reports with respect to compliance by Anixter or Anixter International with the conditions and covenants of the Indenture as may be required from time to time by such rules and regulations; and

(3)	transmit to the holders of the Notes, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by Anixter or Anixter International pursuant to paragraphs (1) and (2) of this covenant as may be required by rules and regulations prescribed from time to time by the SEC.

Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including Anixter’s compliance with any of its covenants hereunder.

Certain Covenants of Anixter and Anixter International

The Indenture contains certain covenants of Anixter, Anixter International and certain subsidiaries related to the incurrence of secured debt and sale and leaseback transactions. These covenants generally will not, however, focus on the amount of debt incurred in any transaction and do not otherwise afford protection to holders of the Notes in the event of a highly leveraged transaction that is not in violation of the covenants.

Limitations on Secured Debt

The Indenture provides that Anixter and Anixter International will not at any time create, incur, assume or guarantee, and will not cause or permit a Restricted Subsidiary to create, incur, assume or guarantee, any Secured Debt, and Anixter and Anixter International will not at any time create, and will not cause or permit a Restricted Subsidiary to create, any Security Interest securing any indebtedness existing on the date of the Indenture which would constitute Secured Debt if it were secured by a Security Interest, without first making effective provision whereby the Notes then outstanding under the Indenture and any other indebtedness of or guaranteed by Anixter,

Anixter International or such Restricted Subsidiary then entitled thereto, subject to applicable priorities of payment, shall be secured by the Security Interest securing such Secured Debt equally and ratably with any and all other obligations and indebtedness so secured, so long as such other obligations and indebtedness shall be so secured; provided, however, that the foregoing prohibition will not apply to:

•	Security Interests securing indebtedness incurred pursuant to Credit Facilities (including amounts outstanding on the date of original issuance of the Notes) in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $950.0 million and (y) the Borrowing Base;

•	Security Interests on property acquired, constructed, developed or improved after the date of the Indenture by Anixter, Anixter International or a Restricted Subsidiary and created prior to or contemporaneously with, or within 180 days after the acquisition of property which is a parcel of real property, a building, machinery or equipment;

•	Security Interests on property at the time of acquisition which secure obligations assumed by Anixter, Anixter International or a Restricted Subsidiary, or on the property or on the outstanding shares or indebtedness of a corporation or firm at the time it becomes a Restricted Subsidiary or is merged into or consolidated with Anixter, Anixter International or a Restricted Subsidiary, or on properties of a corporation or firm acquired by Anixter, Anixter International or a Restricted Subsidiary as an entirety or substantially as an entirety;

•	Security Interests arising from conditional sales agreements or title retention agreements with respect to property acquired by Anixter, Anixter International or any Restricted Subsidiary;

•	Security Interests securing indebtedness of a Restricted Subsidiary owing to Anixter, Anixter International or to another Restricted Subsidiary;

•	Any Security Interest arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulations, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege, franchise or license;

•	Security Interests securing indebtedness of Anixter or a Restricted Subsidiary owing to an Unrestricted Subsidiary of the character described in clause (c) of the definition of Unrestricted Subsidiary that finances accounts receivable;

•	mechanics’ and other statutory liens arising in the ordinary course of business (including construction of facilities) in respect of obligations that are not due or that are being contested in good faith;

•	Security Interests for taxes, assessments or governmental charges not yet delinquent or for taxes, assessments or governmental charges that are being contested in good faith;

•	Security Interests (including judgment liens) arising in connection with legal proceedings so long as such proceedings are being contested in good faith and, in the case of judgment liens, execution thereon is stayed;

•	Landlords’ liens on fixtures on premises leased in the ordinary course of business;

•	Security Interests to secure partial, progress, advance or other payments or any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction, development, or substantial repair, alteration or improvement of the property subject to such Security Interests if the commitment for the financing is obtained not later than 180 days after the later of the completion of or the placing into operation (exclusive of test and start-up periods) of such property;

•	Security Interests arising in connection with contracts and subcontracts with or made at the request of the United States, or any state thereof, or any department, agency or instrumentality of the United States; or

•

Security Interests in favor of the United States or any state, county or local government, or any agency of the United States, or any holder of bonds or other securities thereof issued, in connection with the financing of the cost of acquiring, constructing or improving property (including, without limitation, any such property designed primarily for the purpose of pollution control), and any transfers of title to or Security Interest in any such property and any related property, in favor of such government or governmental agency or any such security holders in connection with the acquisition, construction, improvement, attachment or removal of such property; provided that such transfer of title or Security Interest does not apply to any Principal Facility.

Additionally, such permitted Secured Debt includes (with certain limitations) any extension, renewal or refunding, in whole or in part, of any Secured Debt permitted at the time of the original incurrence thereof. In addition to the foregoing, Anixter, Anixter International and the Restricted Subsidiaries may incur Secured Debt, without equally and ratably securing the Notes, if the sum of (a) the amount of Secured Debt entered into after the date of the Indenture, not including the Secured Debt referred to in the above bullets and any permitted extension, renewal and refunding thereof, plus (b) the aggregate value of Sale and Leaseback Transactions entered into after the date of the Indenture, not including Sale and Leaseback Transactions referred to in the second bullet under “Limitations on Sale and Leaseback Transactions” below, does not exceed ten percent of Consolidated Net Tangible Assets.

Limitations on Sale and Leaseback Transactions

The Indenture provides that Anixter and Anixter International may not, and may not permit any Restricted Subsidiary to, engage in any Sale and Leaseback Transaction unless:

•	Anixter, Anixter International or such Restricted Subsidiary would be entitled to incur Secured Debt only by reason of the provision described in the last sentence of “Limitations on Secured Debt” equal in amount to the net proceeds of the property sold or transferred or to be sold or to be transferred pursuant to such Sale and Leaseback Transaction and secured by a Security Interest on the property to be leased without equally and ratably securing the Notes outstanding under the Indenture as provided under said section; or

•	Anixter, Anixter International or a Restricted Subsidiary shall apply, within 180 days after the effective date of such sale or transfer, an amount equal to such net proceeds to (i) the acquisition, construction, development or improvement of properties, facilities or equipment which are, or upon such acquisition, construction, development or improvement will be, a Principal Facility or Facilities or a part thereof or (ii) the redemption of Notes or to the repayment or redemption of Senior Funded Debt of Anixter, Anixter International or of any Restricted Subsidiary (other than Senior Funded Debt owed to any Restricted Subsidiary), or in part to such acquisition, construction, development or improvement and in part to such redemption and/or repayment. In lieu of applying an amount equal to such net proceeds to such redemption Anixter or Anixter International may, within 180 days after such sale or transfer, deliver to the Trustee Notes or to the trustee for such other debt securities constituting Senior Funded Debt (other than such debt securities made the basis of a reduction in a mandatory sinking fund payment) for cancellation and thereby reduce the amount to be applied to the redemption of the Notes or such debt securities by an amount equivalent to the aggregate principal amount of the Notes or debt securities so delivered.

Modification of the Indenture

Anixter, Anixter International and the Trustee may modify or amend the Indenture, without the consent of the holders of the Notes, for any of the following purposes:

•	to evidence the succession of another person as obligor under the Indenture;

•	to add to Anixter’s or Anixter International’s covenants or to surrender any right or power conferred on Anixter or Anixter International under the Indenture;

•	to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of holders to transfer Notes, as set forth in an officers’ certificate;

•	to add, change or eliminate any provisions of the Indenture; provided that any such addition, change or elimination shall not adversely affect the rights of the holders of outstanding Notes in any material respect, as set forth in an officers’ certificate;

•	to secure the Notes and/or the guarantees thereof;

•	to add additional guarantees with respect to the Notes;

•	to establish the form or terms of or provide for the issuance of Additional Notes;

•	to evidence or provide for the acceptance or appointment by a successor Trustee;

•	to cure any ambiguity or defect in and to correct or supplement any provision in the Indenture that may be inconsistent with any other provision of the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture; provided, however, that any such action shall not adversely affect the rights of the holders of the Notes in any material respect, as set forth in an officers’ certificate;

•	to modify, eliminate or add to the provisions of the Indenture to such extent as shall be necessary to effect qualification of the Indenture under the Trust Indenture Act, or under any similar federal statute hereafter enacted, and to add to the Indenture such other provisions as may be expressly permitted by the Trust Indenture Act;

•	to conform the text of the Indenture, the Notes or the guarantees thereof to any provision of the “Description of the Notes” in the offering memorandum by which the Notes were originally offered as set forth in an officers’ certificate; and

•	to amend or supplement the restrictions on and procedures for transfers of the Notes to reflect any change in applicable law or regulation.

The Indenture provides that we and the Trustee may amend the Indenture or the Notes with the consent of the holders of a majority in principal amount of the then outstanding Notes. However, without the consent of each holder of any outstanding Notes affected thereby, an amendment or modification may not, among other things:

•	change the stated maturity of the principal or interest on any Note;

•	reduce the principal amount of, rate of interest on, or premium (if any) payable upon the redemption of, any Note;

•	change the place or currency of payment of principal of, or any premium (if any) or interest on, any Note;

•	impair a holder’s right to institute suit for the enforcement of any payment after the stated maturity or after any redemption date;

•	modify or waive any provision relating to the Guarantee in a manner adverse to the holders of the Notes;

•	reduce the percentage of holders of the Notes necessary to modify or amend the Indenture or to consent to any waiver under the Indenture; and

•	modify such provisions with respect to modification and waiver.

Satisfaction and Discharge

Under the Indenture, Anixter can terminate its obligations with respect to the Notes when the Notes:

•	have become due and payable;

•	will become due and payable at their stated maturity within one year; or

•	are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving notice of redemption.

Anixter may terminate its obligations with respect to the Notes by depositing with the Trustee, as trust funds in trust for the purpose, an amount of money in U.S. dollars sufficient to pay and discharge the entire indebtedness on the Notes. In that case, the Indenture will cease to be of further effect and Anixter’s obligations will be satisfied and discharged (except as to Anixter’s obligations to pay all other amounts due under the Indenture and to provide certain officers’ certificates and opinions of counsel to the Trustee). At the request and expense of Anixter, the Trustee will execute proper instruments acknowledging the satisfaction and discharge.

Defeasance and Covenant Defeasance

Defeasance and Discharge. The Indenture provides that Anixter may exercise the option for Anixter and Anixter International to be discharged from all their obligations with respect to the Notes (except for certain obligations to exchange or register the transfer of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the sole benefit of the holders of the Notes of money or U.S. Government Obligations, or both, which, through the payment of principal and interest, if any, in respect thereof in accordance with their terms, will provide money in U.S. dollars in an amount sufficient in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants certified in writing to the Trustee to pay the principal of and any premium and interest on the Notes on their stated maturity in accordance with the terms of the Indenture and such Notes. Such defeasance or discharge may occur only if, among other things, Anixter has delivered to the Trustee an opinion of counsel to the effect that holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

Defeasance of Certain Covenants. The Indenture provides that Anixter may exercise the option for Anixter and Anixter International to omit to comply with certain restrictive covenants, including those described under “Certain Covenants of Anixter and Anixter International” and in the third bullet point of the first paragraph under “Events of Default,” and the occurrence of certain Events of Default, which are described in the third, fourth and fifth bullet points of the first paragraph under “Events of Default,” will be deemed not to be or result in an Event of Default, in each case with respect to the Notes. Anixter, in order to exercise such option, will be required to deposit, in trust for the sole benefit of the holders of the Notes, money or U.S. Government Obligations, or both, which, through the payment of principal and interest, if any, in respect thereof in accordance with their terms, will provide money in U.S. dollars in an amount sufficient in the opinion of a nationally recognized investment bank, appraisal firm, or firm of independent public accountants certified in writing to the Trustee to pay the principal of and any premium and interest on the Notes on the stated maturity thereof in accordance with the terms of the Indenture and such Notes. Anixter will also be required, among other things, to deliver to the Trustee an opinion of counsel to the effect that holders of such Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur.

Governing Law

The Indenture and the Notes are governed by the internal laws of the State of New York.

Information Concerning the Indenture Trustee

No holder of a Note will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes; (ii) the holders of at least 25% in aggregate principal amount of the Notes have made written request, and such holder or holders have offered security or indemnity satisfactory, to the Trustee to institute such proceeding as Trustee; and (iii) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the Notes a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a holder of a Note for the enforcement of payment of the principal of, premium (if any) and interest on such Note on or after the applicable due date specified in such Note.

Anixter maintains certain banking relationships with the Trustee and its affiliates in the ordinary course of its business. Wells Fargo Securities, LLC, an affiliate of the Trustee, is one of the initial purchasers of the Notes.

Certain Definitions

The following terms are defined substantially as follows in the Indenture and are used in this description as so defined:

“Additional Interest” means all additional interest then owning pursuant to the Registration Rights Agreement.

“Board of Directors” means the board of directors of Anixter International.

“Borrowing Base” means, at any time, an amount equal to the sum of (1) 85% of the book value of the accounts receivable of Anixter, Anixter International and the Restricted Subsidiaries and (2) 70% of the book value of the inventory of Anixter, Anixter International and the Restricted Subsidiaries, in each case, calculated in accordance with GAAP.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	U.S. Government Obligations having maturities of not more than one year from the date of acquisition;

(3)	marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s;

(4)	certificates of deposit, demand deposit accounts and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any U.S. commercial bank having capital and surplus in excess of $500 million and a Thomson Bank Watch Rating of “B” or better;

(5)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)	commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within one year after the date of acquisition; and

(7)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition.

“Consolidated Net Tangible Assets” means, in each case, with respect to Anixter International (a) the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all liabilities and liability items, except for indebtedness payable by its terms more than one year from the date of incurrence thereof (or renewable or extendable at the option of the obligor for a period ending more than one year after such date of incurrence), capitalized rent, capital stock (including redeemable preferred stock) and surplus, surplus reserves and deferred income taxes and credits and other non-current liabilities, and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expenses incurred in the issuance of debt, and other like intangibles which, in each case, under generally accepted accounting principles in effect on the date of the Indenture would be included on a consolidated balance sheet of Anixter International and its Restricted Subsidiaries, less (b) loans, advances, equity investments and guarantees (other than accounts receivable arising from the sale of merchandise in the ordinary course of business) at the time outstanding that were made or incurred by Anixter International and its Restricted Subsidiaries to, in or for Unrestricted Subsidiaries or to, in or for corporations while they were Restricted Subsidiaries and which at the time of computation are Unrestricted Subsidiaries.

“Credit Facilities” means, one or more debt facilities, commercial paper facilities, indentures, secured or unsecured capital market financings or other debt issuances, in each case with banks or other institutional lenders or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or other borrowings, capital markets financings or other debt issuances, in each case, as amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including refinancing with any capital markets transaction or otherwise by means of sales of debt securities to institutional investors) in whole or in part from time to time.

“Principal Facility” means any land, building, machinery or equipment, or leasehold interests and improvements in respect of the foregoing, owned, on the date of the Indenture or thereafter, by Anixter, Anixter International or a Restricted Subsidiary, which has a gross book value (without deduction for any depreciation reserves) at the date as of which the determination is being made of in excess of one percent of the Consolidated Net Tangible Assets, other than any such land, building, machinery or equipment, or leasehold interests and improvements in respect of the foregoing which, in the opinion of the Board of Directors of Anixter International (evidenced by a board resolution), is not of material importance to the business conducted by Anixter International and its Subsidiaries taken as a whole.

“Registration Rights Agreement” means that certain registration rights agreement related to the Notes dated the date of original issuance of the Notes by and among Anixter, Anixter International and Wells Fargo Securities, LLC, as representative of the initial purchasers.

“Restricted Subsidiary” means (a) any Subsidiary other than an Unrestricted Subsidiary and (b) any Subsidiary that was an Unrestricted Subsidiary but which, subsequent to the date of the Indenture, is designated by Anixter and Anixter International (evidenced by a resolution of their respective boards of directors) to be a Restricted Subsidiary; provided, however, that Anixter and Anixter International may not designate any such Subsidiary to be a Restricted Subsidiary if Anixter International or Anixter would thereby breach any covenant or agreement contained in the Indenture (on the assumption that any transaction to which such Subsidiary was a party at the time of such designation and which would have given rise to Secured Debt or constituted a Sale and Leaseback Transaction at the time it was entered into had such Subsidiary then been a Restricted Subsidiary was entered into at the time of such designation).

“Sale and Leaseback Transaction” means any sale or transfer made by Anixter, Anixter International or one or more Restricted Subsidiaries (except a sale or transfer made to Anixter, Anixter International or one or more Restricted Subsidiaries) of any Principal Facility that (in the case of a Principal Facility which is a building or equipment) has been in operation, use or commercial production (exclusive of test and start-up periods) by Anixter, Anixter International or any Restricted Subsidiary for more than 180 days prior to such sale or transfer, or that (in the case of a Principal Facility that is a parcel of real property not containing a building) has been owned by Anixter, Anixter International or any Restricted Subsidiary for more than 180 days prior to such sale or transfer, if such sale or transfer is made with the intention of leasing, or as part of an arrangement involving the lease of such Principal Facility to Anixter, Anixter International or a Restricted Subsidiary (except a lease for a period not exceeding 36 months made with the intention that the use of the leased Principal Facility by Anixter, Anixter International or such Restricted Subsidiary will be discontinued on or before the expiration of such period). The creation of any Secured Debt permitted under the applicable section of the Indenture will not be deemed to create or be considered a Sale and Leaseback Transaction.

“Secured Debt” means any indebtedness for money borrowed by, or evidenced by a note or other similar instrument of, Anixter, Anixter International or a Restricted Subsidiary, and any other indebtedness of Anixter, Anixter International or a Restricted Subsidiary on which, by the terms of such indebtedness, interest is paid or payable, including obligations evidenced or secured by leases, installment sales agreements or other instruments (other than indebtedness owed by a Restricted Subsidiary to Anixter or Anixter International, or by a Restricted Subsidiary to another Restricted Subsidiary, or by Anixter or Anixter International to a Restricted Subsidiary), which in any such case is secured by (a) a Security Interest in any property or assets of Anixter, Anixter International or any Restricted Subsidiary, or (b) a Security Interest in any shares of stock owned directly or indirectly by Anixter or Anixter International in a Restricted Subsidiary or in indebtedness for money borrowed by a Restricted Subsidiary from Anixter, Anixter International or another Restricted Subsidiary. The securing in the foregoing manner of any previously unsecured debt shall be deemed to be the creation of Secured Debt at the time such security is given. The amount of Secured Debt at any time outstanding shall be the aggregate amount then owing thereon by Anixter, Anixter International and the Restricted Subsidiaries.

“Security Interest” means any mortgage, pledge, lien, encumbrance or other security interest which secures payment or performance of an obligation.

“Senior Funded Debt” means any obligation of Anixter, Anixter International or any Restricted Subsidiary which constituted funded debt as of the date of its creation and that, in the case of such funded debt of Anixter and Anixter International, is not subordinate and junior in right of payment to the prior payment of the Notes issued under the Indenture. As used herein “funded debt” means all indebtedness for borrowed money having a maturity of more than 12 months from the date as of which the amount thereof is to be determined; it being understood that debt outstanding under a revolving credit or similar agreement which may be borrowed, repaid and reborrowed (and reimbursement obligations relating to letters of credit) shall not constitute funded debt.

“Subsidiary” means a corporation, association, partnership or other entity of which more than 50% of the outstanding voting stock is owned, directly or indirectly, by Anixter International, Anixter or by one or more other Subsidiaries.

“Unrestricted Subsidiary” means (a) any Subsidiary acquired or organized after the date of the Indenture, provided, however, that such Subsidiary is not a successor, directly or indirectly, to, and does not directly or indirectly own any equity interest in, any Restricted Subsidiary, (b) any Subsidiary the principal business and assets of which are located outside the United States of America (including its territories and possessions), (c) any Subsidiary the principal business of which consists of financing the acquisition or disposition of machinery, equipment, inventory, accounts receivable and other real, personal and intangible property by persons including Anixter, Anixter International or a Subsidiary, (d) any Subsidiary the principal business of which is owning, leasing, dealing in or developing real property for residential or office building purposes, and (e) any Subsidiary substantially all the assets of which consist of stock or other securities of an Unrestricted Subsidiary or Unrestricted Subsidiaries of the character described in clauses (a) through (d) of this paragraph, unless and until, in each of the cases specified in this paragraph, any such Subsidiary shall have been designated to be a Restricted Subsidiary pursuant to clause (b) of the definition of “Restricted Subsidiary”.

“U.S. Government Obligations” means securities that are (x) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (y) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the full and timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof.

Events of Default

The Indenture provides, with respect the Notes, that any of the following events constitutes an “Event of Default”:

•	default in the payment of any interest upon any Note that becomes due and payable and the default continues for 30 days;

•	default in the payment of principal of or any premium on any Note when due at its maturity, acceleration, optional redemption, required purchase, scheduled principal payment or otherwise;

•	default in the performance, or breach, of any covenant or warranty of Anixter or Anixter International in the Indenture with respect to any Notes for 30 days after written notice to Anixter and Anixter International from the Trustee, or to Anixter, Anixter International and the Trustee from the holders of at least 25% of the outstanding Notes;

•	default by Anixter or Anixter International under any mortgage, indenture, bonds, debentures, notes or instrument under which there may be issued, secured or evidenced indebtedness for money borrowed which constitutes a failure to pay more than $50,000,000 in principal amount of such indebtedness when due and payable at its stated maturity or which results in more than $50,000,000 in principal amount of such indebtedness becoming or being declared due and payable before the date on which it would otherwise become due and payable, and that acceleration shall not be rescinded or annulled, or such indebtedness shall not have been discharged, before written notice of acceleration has been given by the Trustee or the holders of at least 25% of the outstanding Notes;

•	failure by Anixter or Anixter International to pay final judgments aggregating in excess of $50,000,000 other than any judgments covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy issuers, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

•	any guarantee of the Notes ceases to be in full force and effect, other than in accordance with the terms of the Indenture or a guarantor denies or disaffirms its obligations under its guarantee of the Notes, other than in accordance with the Indenture; and

•	certain events in bankruptcy, insolvency or reorganization with respect to Anixter and Anixter International.

If an Event of Default occurs as a result of either certain events in bankruptcy, insolvency or reorganization with respect to Anixter and Anixter International, then all unpaid principal of, premium (if any) and accrued interest on all Notes at the time outstanding will become immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes. If an Event of Default occurs for any other reason with respect to the Notes, the Trustee or the holders of 25% in principal amount of the outstanding Notes may declare the Notes due and payable immediately.

Subject to certain limitations, the holders of a majority of the aggregate principal amount of the Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture, or exercising any trust or power conferred on the Trustee, with respect to the Notes. The Trustee may refuse to follow directions that are in conflict with law or the Indenture or that are unduly prejudicial to other holders or that would involve the Trustee in personal liability. The Trustee may take any other action it deems proper that is not inconsistent with those directions.

Under the Indenture, the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the holders pursuant to the Indenture, unless such holders shall have offered to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.

The holders of a majority of the aggregate principal amount of the Notes may waive any past default under the Indenture with respect to the Notes and its consequences, except a default:

•	in respect of a payment of principal of, or premium (if any), or interest on any Note; or

•	in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each affected Note.

At any time after the holders of the Notes declare that the Notes are due and immediately payable and before a judgment for the payment of the money due has been obtained, holders of a majority in principal amount of the outstanding Notes may rescind and cancel the declaration and its consequences (1) if all Events of Default (other than the non-payment of principal, premium, if any, or interest which has become due solely by the declaration) have been cured or waived, and (2) Anixter or Anixter International has paid or deposited with the Trustee an amount sufficient to pay:

•	all overdue interest on the Notes;

•	the principal of and premium (if any) on any Notes which are due other than by the declaration of acceleration, and any interest thereon at the rate or rates prescribed therefor in the Notes;

•	interest on overdue interest (if lawful); and

•	sums paid or advanced by and amounts due to the Trustee under the Indenture.

BOOK-ENTRY; DELIVERY AND FORM

The Global Notes

We will initially issue the Exchange Notes in the form of one or more registered notes in global form, without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as nominee of DTC, or will remain in the custody of the trustee pursuant to the FAST Balance Certificate between DTC and the trustee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. You may hold your beneficial interests in a Global Note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC. Beneficial interest in a Global Note may not be exchanged for notes in physical, certificated form (“Certificated Notes”) except in the limited circumstances described below. All interests in a Global Note may be subject to the procedures and requirements of DTC.

Certain Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We do not take any responsibility for these operations or procedures, and investors are urged to contact the system or its participants directly to discuss these matter.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of institutions that have accounts with the DTC (collectively, the “participants”) and to facilitate the clearance and settlement of securities transactions amongst its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the initial purchasers under the purchase agreement), banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

We expect that pursuant to procedures established by DTC, upon the deposit of a Global Note with DTC, DTC will credit, on its book-entry registration and transfer system, the amount represented by such Global Note to the accounts of participants. Ownership of beneficial interests in a Global Note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to participant’s interests), the participants and the indirect participants (with respect to the owners of beneficial interests in the Global Note other than participants).

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the Exchange Notes represented by a Global Note to such persons may be limited. In addition, because DTC can act on behalf of its participants, who in turn act on behalf of persons who hold interest through participants, the ability of a person having an interest in Exchange Notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC, or its nominee, is the registered holder and owner of the Global Notes, DTC or such nominee, as the case may be, will be considered the sole legal owner and holder of the Exchange Notes evidenced by the Global Note for all purposes under the indenture. Except as set forth below, as an owner of a beneficial interest in a Global Note, you will not be entitled to have the Exchange Note represented by such Global Note registered in your name, will not receive or be entitled to receive physical delivery of Certificated Notes and will not be considered to be the owner or holder thereof under the indenture for any purpose, including with respect to giving direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a participant or indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of Exchange Notes under the indenture or such Global Note. We understand that under existing industry practice, in the event an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Exchange Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

We will make payments of principal of, premium, if any, and interest on Exchange Notes represented by a Global Note registered in the name of and held by DTC or its nominee on the applicable record date to or at the direction of DTC or its nominee, as the case may be, as the registered owner and holder of the Global Notes representing such Exchange Notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the Exchange Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the Exchange Notes will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Exchange Notes, as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in a Global Note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for other aspects of the relationship between DTC and its participants or indirect participants or the participants or indirect participants and the owners of beneficial interests in a Global Note owning through such participants.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

•	DTC (1) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (2) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary;

•	there has occurred and is continuing an event of default with respect to the Notes and DTC notifies the Trustee and the Registrar of its decision to exchange the Global Notes for Certificated Notes; or

•	Anixter, in its sole discretion, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes under the Indenture.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes. This summary deals only with Notes held as capital assets (within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”)) by persons who purchased the Notes for cash upon original issuance at their “issue price” (the first price at which a substantial amount of the Notes is sold for money to investors, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriter, placement agent or wholesaler).

As used herein, a “U.S. Holder” means a beneficial owner of Notes that is, for United States federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation that is organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of Notes that is, for United States federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. Holder.

If any entity classified as a partnership for United States federal income tax purposes holds Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership considering an investment in the Notes, you should consult your own tax advisors.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are a person subject to special tax treatment under the United States federal income tax laws, including, without limitation:

•	a dealer in securities or currencies;

•	a bank or other financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	an insurance company;

•	a person holding Notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity (or an investor in such an entity);

•	a U.S. Holder whose “functional currency” is not the U.S. dollar;

•	a U.S. Holder who holds Notes through a non-U.S. broker or other non-U.S. intermediary;

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”; or

•	a United States expatriate.

This summary is based on the Code, United States Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be changed, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those summarized below. We have not and will not seek any rulings from the Internal Revenue Service (“IRS”) regarding the matters discussed below. There can be no assurance that the IRS will not take positions concerning the tax consequences of the purchase, ownership or disposition of the Notes that are different from those discussed below.

This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances. It does not address the effects of any United States federal tax consequences other than United States federal income tax consequences (such as estate and gift taxes or the Medicare tax on certain investment income) and does not address state, local or non-United States tax laws. It is not intended to be, and should not be construed to be, legal or tax advice to any particular purchaser of Notes.

If you are considering the purchase of Notes, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of the Notes, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

For a discussion of the United States federal income tax consequences of participation in the exchange offer, see “The Exchange Offer—Tax Consequences of the Exchange Offer”.

Effect of Certain Contingencies

It is possible that the payment of additional amounts to all holders of the Notes upon the occurrence of a Change of Control, as described under “Description of the Notes—Repurchase of Notes upon a Change of Control” above, or in the event we fail to comply with certain registration obligations, as described under “The Exchange Offer” above, could cause the Notes to be treated as contingent payment debt instruments. Although the matter is not free from doubt, we intend to take the position that the possibility of these payments will not cause the Notes to be treated as contingent payment debt instruments under the applicable Treasury regulations. Because of the lack of directly applicable authority, however, we can provide no assurance that the Notes will not be treated as contingent payment debt instruments.

Our position that the Notes are not contingent payment debt instruments is binding on each holder subject to U.S. federal income taxation unless such holder discloses its contrary position to the IRS in the manner required by applicable Treasury regulations. Our position that the Notes are not contingent payment debt instruments is not, however, binding on the IRS. If the IRS were to successfully challenge our position, and the Notes were treated as contingent payment debt instruments, a holder subject to U.S. federal income taxation may be required, among other potential adverse consequences, to accrue interest income at a rate higher than the stated interest rate on the Notes (regardless of such holder’s regular method of accounting for United States federal income tax purposes), and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a Note. Holders are urged to consult their own tax advisors regarding the possibility that the Notes may be contingent payment debt instruments. The balance of this discussion assumes that the Notes are not treated as contingent payment debt instruments.

Certain Tax Consequences to U.S. Holders

Interest

Interest on the Notes generally will be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such holder’s method of accounting for United States federal income tax purposes.

Sale or Other Taxable Disposition of Notes

Upon the sale, exchange, retirement, redemption, or other taxable disposition of a Note, you generally will recognize gain or loss equal to the difference, if any, between the amount realized upon such disposition (less any amount attributable to accrued and unpaid interest, which will be taxable as interest income as discussed above) and your adjusted tax basis in the Note. Your adjusted tax basis in a Note will, in general, be your cost for that Note. Any gain or loss will be capital gain or loss. Capital gains of non-corporate holders derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments of interest on the Notes and the proceeds of a sale or other taxable disposition (including a retirement or redemption) of a Note paid to you (unless you are an exempt recipient such as a corporation). Backup withholding may apply to any payments described in the preceding sentence if you fail to provide a taxpayer identification number or a certification that you are not subject to backup withholding.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Certain Tax Consequences to Non-U.S. Holders

Interest

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—Foreign Accounts Tax Compliance Act (“FATCA”),” payments of interest on a Note to a Non-U.S. Holder generally will not be subject to United States federal income or withholding tax, provided that:

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related to us through actual or constructive stock ownership;

•	the Non-U.S. Holder is not a bank that received such Notes pursuant to an extension of credit entered into in the ordinary course of its trade or business;

•	such interest payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States; and

•	the applicable withholding agent receives from the Non-U.S. Holder, a properly completed IRS Form W-8BEN or W-8BEN-E (or substitute or successor form) providing the Non-U.S. Holder’s name and address and certifying under penalties of perjury that the Non-U.S. Holder is not a “United States person” (as defined in the Code).

If a Non-U.S. Holder cannot satisfy the foregoing requirements, payments of interest made to such Non-U.S. Holder generally will be subject to a 30% withholding tax unless such Non-U.S. Holder provides the applicable withholding agent with a properly executed (i) IRS Form W-8BEN or W-8BEN-E (or substitute or successor form), claiming an exemption from or reduction of such withholding tax under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (or substitute or successor form), stating that interest paid on a Note is not subject to such withholding tax because it is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (in which case any such interest will be taxed as described below under “—Effectively Connected Income”), and satisfies any other applicable requirements.

Sale or Other Taxable Disposition of the Notes

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—Foreign Accounts Tax Compliance Act (“FATCA”),” any gain recognized by a Non-U.S. Holder on a sale, exchange, redemption, retirement or other taxable disposition of a Note generally will not be subject to U.S. federal income or withholding tax, unless (i) the Non-U.S. Holder is an individual present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied (in which case any gain recognized (net of certain U.S. source capital losses) will be subject to U.S. federal income tax at a 30% rate (or lower applicable treaty rate)) or (ii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States, in which case any such gain will be taxed as described below under “—Effectively Connected Income.”

Effectively Connected Income

If interest on a Note or gain from sale or other taxable a disposition (including a retirement or redemption) of a Note is effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest or gain on a net basis in the same manner as if such Non-U.S. Holder were a U.S. Holder, unless an applicable tax treaty provides otherwise. A foreign corporation that is a Non-U.S. Holder also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty. For this purpose, interest on a Note or gain recognized on the disposition of a Note generally will be included in effectively connected earnings and profits if the interest or gain is effectively connected with the conduct by the foreign corporation of a trade or business in the United States. Non-U.S. Holders should consult their own tax advisors about any applicable income tax treaties, which may provide for an exemption from or a lower rate of income or withholding tax, exemption from or reduction of branch profits tax or other rules different from those described above.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of interest on the Notes that we make to you provided that we have received from you the required certification that you are a Non-U.S. Holder described above in the fifth bullet point under “—Interest.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other taxable disposition (including a retirement or redemption) of Notes within the United States or conducted through certain United States-related financial intermediaries, unless you certify to the applicable withholding agent that you are a Non-U.S. Holder, or you otherwise establish an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your United States federal income tax liability, if any, provided the required information is timely furnished to the IRS.

Foreign Accounts Tax Compliance Act (“FATCA”)

Under the provisions of the Code referred to as FATCA, additional U.S. federal withholding tax may apply to certain types of payments made to “foreign financial institutions,” as specially defined under such rules, and certain other non-U.S. entities (including in circumstances where the foreign financial institution or other non-U.S. entity is acting as an intermediary). FATCA imposes a 30% withholding tax on interest on, or gross proceeds from the sale or other disposition (including a retirement or redemption) of, debt instruments paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to provide certain information regarding such institution’s account holders and owners of its equity or debt or, in the case of a foreign financial institution in a jurisdiction that has entered into an intergovernmental agreement with the United States, complies with the requirements of such agreement. In addition, FATCA imposes a 30% withholding tax on the same types of payments to a non-financial foreign entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. FATCA applies to payments of interest on the Notes and, after December 31, 2018, to gross proceeds from the sale or other disposition of Notes. Prospective investors should consult their own tax advisors regarding FATCA withholding.

PLAN OF DISTRIBUTION

If you want to participate in the exchange offer, you must represent, among other things, that:

•	any Exchange Notes to be received by you will be acquired in the ordinary course of your business;

•	you are not engaged in, and do not intend to engage in, and you have no arrangement or understanding with any person to participate in, the distribution (within the meaning of the Securities Act) of the Exchange Notes;

•	you are not an “affiliate” (as defined in Rule 405 under the Securities Act) of us or, if you are such an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

If you fail to satisfy any of these conditions, you cannot rely on the position of the SEC set forth in the no-action letters issued to third parties not related to us referred to above under “The Exchange Offer—Resale of the Exchange Notes” and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the Exchange Notes. Each broker-dealer that holds Original Notes that were acquired for its own account as a result of market-making activities or other trading activities may exchange such Original Notes for Exchange Notes pursuant to the exchange offer; however, such broker-dealer may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer to satisfy such prospectus delivery requirement. We have agreed in the registration rights agreement to keep the exchange offer registration statement of which this prospectus forms a part supplemented and amended as required by the registration rights agreement in order to expedite or facilitate resales of the Exchange Notes acquired by broker-dealers for their own accounts, as a result of market-making activities or other trading activities, for a period ending on 180 days after the consummation of the exchange offer. In addition, until July 20, 2016, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Exchange Notes. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

During the 180-day period, we will promptly provide sufficient copies of this prospectus and any amendment of the exchange offer supplement to this prospectus to any broker-dealer that requests such documents.

We have agreed to pay all expenses incident to this exchange offer other than discounts, commissions or transfer taxes of any brokers or dealers and will indemnify the holders of the Original Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the Exchange Notes and the guarantees have been passed upon for Anixter and Anixter International by Schiff Hardin LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Anixter International, Inc. incorporated by reference in Anixter International, Inc.’s Annual Report (Form 10-K) for the year ended January 1, 2016 including schedules appearing therein, and the effectiveness of Anixter International, Inc. internal control over financial reporting as of January 1, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

We have not authorized any dealer or salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not constitute an offer to sell or buy any securities in any jurisdiction where it is unlawful. The information in this prospectus is current only as of the date of this prospectus unless the information specifically indicates that another date applies.

Until July 20, 2016, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ANIXTER, INC.

OFFER TO EXCHANGE

$350,000,000 OF 5.50% SENIOR NOTES DUE 2023

FOR

$350,000,000 OF 5.50% SENIOR NOTES DUE 2023

WHICH HAVE BEEN REGISTERED

UNDER THE SECURITIES ACT OF 1933, AS AMENDED

UNCONDITIONALLY GUARANTEED BY

ANIXTER INTERNATIONAL, INC.

PROSPECTUS

April 21, 2016